GRUPPO

CAMPARI

09047209

SEC
Mail Processing
Section

OCT 2 1 2009

Washington, DC

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

October 16, 2009 122

SUPPL

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2009, referring to the period from January 1, 2009 to June 30, 2009, as approved by the Board of Directors Meeting held on August 5, 2009, translated into English; and

2.) A press release in Italian and English dated August 6, 2009 announcing the positive overall results with key indicators rising in first half 2009; and

3.) A press release in Italian and English dated October 1, 2009 announcing the bond offering; and

4.) A press release in Italian and English dated October 8, 2009 announcing that Davide Campari-Milano S.p.A. has successfully placed an inaugural € 350 million unrated bond issue on the Euro market; and

5.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

DAVIDE CAMPARI - MILANO S.P.A.
SEDE LEGALE: 20099 SESTO SAN GIOVANNI (MI) - VIA FRANCO SACCHETTI 20 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225.312 - E-MAIL:DAVIDE.CAMPARI@CAMPARI.COM - WWW.CAMPARIGROUP.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158
UNITÀ PRODUTTIVE:
28862 CRODO (VB) - LOCALITÀ MOLINETTO - ITALIA - TEL.: +39 0324 600.311 - FAX: +39 0324 600350 - R.E.A. VB N. 31588
15067 NOVI LIGURE (AL) - VIA NAZIONI UNITE 1-3 - ITALIA - TEL.: +39 0143 3103.11 - FAX: +39 0143 310370 - R.E.A. AL N. 223080
12043 CANALE (CN) - FRAZ. VALPONE 79-82 - ITALIA - TEL.: +39 0173 967111 - FAX: +39 0173 967153 - R.E.A. CN N. 265507

dlw 10/26


GRUPPO
CAMPARI

Half-year report to 30 June 2009

HALF-YEAR REPORT
TO 30 JUNE 2009



CONTENTS

HIGHLIGHTS

	First half 2009 € million	First half 2008 € million	% change	% change at constant exchange rates
Net sales	**441.8**	**431.2**	**2.5**	**0.5**
Contribution margin	176.9	162.2	9.0	5.7
EBITDA before one-offs	**109.1**	**100.4**	**8.7**	**5.5**
EBITDA	**107.5**	**102.0**	**5.4**	**2.2**
EBIT before one-offs	**98.4**	**90.8**	**8.4**	**4.8**
EBIT	**96.8**	**92.5**	**4.7**	**1.2**
EBIT margin (EBIT/net sales)	**21.9%**	**21.4%**		
Profit before tax	83.3	83.7	-0.5	-3.7
Group and minorities' net profit	60.3	60.0	0.6	-2.1
Group net profit	**60.1**	**59.8**	**0.5**	**-2.3**
Basic and diluted earnings per share (€)	0.21	0.20		
Average number of employees	1,855	1,616		
Free cash flow	140.2	29.1		
Acquisitions of companies and trademarks	432.1	57.0		

	30 June 2009 € million	31 December 2008 € million
Net debt	674.8	326.2
Shareholders' equity - Group and minorities	976.4	955.0
Fixed assets	1,514.2	1,134.4

Corporate officers

Board of Directors [1]

Luca Garavoglia	Chairman
Robert Kunze-Concewitz	Managing Director and Chief Executive Officer
Paolo Marchesini	Managing Director and Chief Financial Officer
Stefano Saccardi	Managing Director and Officer Legal Affairs and Business Development
Eugenio Barcellona	Director and member of the Remuneration and Appointments Committee
Enrico Corradi	Director, member of the Remuneration and Appointments Committee and member of the Audit Committee
Cesare Ferrero	Director and member of the Audit Committee
Marco P. Perelli-Cippo	Director and member of the Audit Committee
Renato Ruggiero	Director and member of the Remuneration and Appointments Committee

Board of Statutory Auditors [2]

Antonio Ortolani	Chairman
Alberto Lazzarini	Statutory Auditor
Giuseppe Pajardi	Statutory Auditor
Alberto Giarrizzo Garofalo	Deputy Auditor
GianPaolo Porcu	Deputy Auditor
Paolo Proserpio	Deputy Auditor

Independent auditors[3]

Reconta Ernst & Young S.p.A.

1) The nine-member Board of Directors was appointed by the ordinary shareholders' meeting of 24 April 2007 and will serve for the three-year period 2007-2009.
Luca Garavoglia was confirmed as Chairman of the Board of Directors and granted powers in accordance with the law and the Company's articles of association.
The shareholders' meeting of 29 April 2008 ratified the appointment of Robert Kunze-Concewitz as Director on 8 May 2007.
At the same meeting on 8 May 2007, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within the value or time limits deemed to fall outside ordinary activities.

On 14 May 2008 the Board of Directors confirmed Robert Kunze-Concewitz in the post of Managing Director with the same powers as those granted on 23 July 2007 and those granted to Paolo Marchesini and Stefano Saccardi.

2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

3) Appointed by the shareholders' meeting of 24 April 2007, which confirmed that Reconta Ernst & Young S.p.A. would audit the 2007, 2008 and 2009 accounts.

SIGNIFICANT EVENTS IN THE PERIOD

Acquisition of Odessa

On 13 March 2009 the Campari Group completed the acquisition of 99.25% of the share capital of the Ukrainian company CJSC Odessa Plant of Sparkling Wines.
The price, paid in cash, was US$ 18.1 million (€ 14.3 million at the exchange rate on the day of closing), equivalent to a multiple of 7 times the estimated EBITDA for the first 12 months.
The remaining 0.75% of the share capital continues to be held by a number of shareholders who are independent of the sellers of the majority stake.
Including additional charges (€ 0.7 million) and net of the cash acquired (€ 0.5 million), the value of the acquisition was therefore € 14.5 million.

Campari shares listed on FTSE MIB index

The Campari stock joined the FTSE MIB index (which replaced the S&P/MIB from 1 June 2009) with effect from market close on 20 March 2009; it began trading on the index on 23 March 2009.
The FTSE/MIB index measures the performance of 40 Italian equities selected from the shares traded on the Borsa Italiana main equity market.
The inclusion of the Campari stock follows the revision of the index constituents by the index provider, based on the criteria of sector representation, floating capital and volumes traded.

Acquisition of 50% of MCS

On 10 April 2009 the Campari Group formalised the acquisition, from the Marnier Lapostolle group, of 50% of MCS S.c.a.r.l, a joint venture operating in Belgium and Luxembourg, which booked net sales of € 15.9 million in the last financial year.
As a wholly-owned subsidiary, the company will be consolidated from the acquisition date on a line-by-line basis.

Ordinary shareholders' meeting of the Parent Company

On 30 April 2009 the shareholders' meeting of Davide Campari-Milano S.p.A. approved the accounts for the year ending 31 December 2008 and agreed the payment of a dividend of € 0.11 per share (excluding own shares), unchanged from last year.
The meeting also voted to authorise the Board of Directors to purchase and/or sell own shares, mainly for the purpose of stock option plans.

Acquisition of Wild Turkey and related source of funding (term and revolving loan facility)

On 29 May 2009 the Campari Group finalised the acquisition of Wild Turkey from the Pernod Ricard group, thereby strengthening its position among the leaders on the US premium spirits market and on some important international markets.
The final price paid to the seller was US$ 578.6 million, after the contractual price adjustments made before and after the conclusion of the deal, of +US$ 6.4 million and -US$ 2.8 million respectively.
The prices corresponds to 9.8 times the contribution margin (i.e. gross profit after advertising

and promotional expenses) registered by the seller in the last year and 12 times the EBITDA expected by the Campari Group for the first 12 months after completion of the transaction.
The acquisition includes the Wild Turkey and American Honey brands, the Wild Turkey distillery in Kentucky, US, and stocks of liquid in the ageing process and finished products.
Wild Turkey is a global brand, with annual sales in excess of 800,000 nine-litre cases in more than 60 markets, and is one of the leading premium brands of Kentucky bourbon worldwide.
The US is the most important market, generating around half the brand's sales, followed by Australia and then Japan.
The acquisition, worth a total of € 417.5 million at the exchange rate on the day of closing and including additional costs, was financed through a term and revolving loan facility, lasting between two and three years, extended to the buyer by a group of leading banks (Bank of America, BNP Paribas, Calyon and Intesa San Paolo).

Private Placement of senior unsecured notes on the US market
On 18 June 2009 the Campari Group completed a private placement with US institutional investors (US private placement) of senior unsecured notes worth US$ 250 million.
Bank of America Merrill Lynch (lead bookrunner) and Calyon Securities (USA) acted as placement agents.
The transaction is structured over three tranches, of US$ 40 million, US$ 100 million and US$ 110 million respectively, with bullet maturities in 2014, 2016 and 2019 (i.e. at five, seven and ten years).
The fixed coupons for the tranches are respectively 6.83%, 7.50% and 7.99%.
The notes were issued by Redfire, Inc., based in Delaware (US), a wholly-owned subsidiary of the parent company Davide Campari-Milano S.p.A.
The cash generated by the issue was used to pay back part of the term and revolving loan facility, significantly lengthening maturities at more favourable interest rates.

Purchase of own shares
In the period 1 January-30 June 2009, 269,000 own shares were acquired at the average price of € 4.20 per share.
At 30 June Davide Campari-Milano S.p.A. held 2,209,747 own shares, equivalent to 0.76 % of the capital.

SALES PERFORMANCE

Overall performance

In the first half of 2009 the general trend among distributors to reduce their stocks continued. This process, which began in the second half of 2008 as a direct consequence of the credit crunch, affected all industrial sectors, including that in which the Group operates.
Although sales in the first half were undoubtedly affected by this unfavourable trend, the Group was able to achieve satisfactory results, on the back of the overall resilience of final consumption and the solidity of its brands.

Net sales in the first half of 2009 were € 441.8 million, a total increase of 2.5% on the same period of 2008.
On a same-structure basis and at constant exchange rates, they fell by 3%, but external growth and the exchange rate effect had positive impacts of 3.5% and 2.0% respectively.

	€ million	% compared to first half of 2008
- net sales in the first half of 2009	441.8	
- net sales in the first half of 2008	431.2	
total change	**10.6**	**2.5%**
of which		
organic growth	-12.8	-3.0%
external growth	14.9	3,5%
exchange rate effect	8.4	2,0%
total change	**10.6**	**2.5%**

Looking at organic growth, the destocking process intensified in the second half of 2009, although it declined compared to the previous quarter in the US, Brazil and eastern Europe; in contrast, in Italy, Germany and central Europe, the process seems to have eased.
Among the main brands, sales in the first half were extremely positive for Aperol, good for SKYY Vodka, Campari Soda, Crodino and Cinzano sparkling wines, lower than in 2008 for Campari and Glen Grant and significantly lower for Cinzano vermouth and the Brazilian brands.

External growth totalled € 14.9 million in the first half of the year, and amounted to 3.5% of sales registered in the first half of 2008.
Sales in 2009 include the positive impact of the acquisition of Wild Turkey, which totalled € 6.0 million and related solely to June (since the deal was completed on 29 May 2009).
Almost all Wild Turkey sales were registered on the three main markets of the US (€ 2.9 million), Australia and Japan.
Other Group brands that generated external growth in the first half were Espolon tequila in Mexico and, from 15 March 2009, Odessa sparkling wines in Ukraine.
The distribution of third-party brands generated net external growth of € 6.7 million; the termination of distribution in Italy of Grant's and Glenfiddich was largely offset by the positive contribution of new distribution agreements in Germany (Licor 43) and Brazil (Cointreau), as well as the third-party brands distributed by recently-acquired companies in Argentina and Belgium.

Sales - first half of 2009: breakdown of external growth	€ million
Wild Turkey	6.0
Odessa	1.1
Espolon	1.1
Sub-total - Group brands	**8.2**
Termination of distribution of Grant's and Glenfiddich in Italy	-1.0
Third-party brands distributed in Argentina and Belgium: Licor 43 in Germany and Cointreau in Brazil	7.7
Sub-total - third-party brands	**6.7**
Total external growth	**14.9**

Exchange rates had a positive effect on sales of 2.0% overall in the first half of the year.
The US dollar continued to strengthen against the euro: the average exchange rate in the first half was 1.33, as the US dollar rose 14.9% compared to the first half of 2008.
In contrast, the Brazilian real and UK sterling weakened against the euro, by 11.2% and 13.3% respectively.

The table below shows the average exchange rates for the currencies of greatest importance for the Group.

Average exchange rates in the first half	2009	2008	% change
US$ x € 1	1.332	1.531	
€ x US$ 1	0.751	0.653	14.9%
BRL x € 1	2.922	2.595	
€ x BRL 1	0.342	0.385	-11.2%
CHF x € 1	1.506	1.606	
€ x CHF 1	0.664	0.623	6.7%
GBP x € 1	0.894	0.775	
€ x GBP 1	1.119	1.290	-13.3%
CNY x € 1	9.103	10.801	
€ x CNY 1	0.110	0.093	18.7%
ARS x € 1	4.846	4.802	
€ x ARS 1	0.206	0.208	-0.9%
MXN x € 1	18.433	16.246	
€ x MXN 1	0.054	0.062	-11.9%

Sales by region

In the first half of 2009, excluding the positive impact of external growth and exchange rate fluctuations, sales posted an organic decline of 3.0%.

As shown in the second of the two tables below, by region, this fall was driven exclusively by the Americas (-14.7%), while Italy, Europe, and the rest of the world and duty free channel registered growth of between 1% and 3%.

	First half 2009 € million	%	First half 2008 € million	%	% change 2009 / 2008
Italy	199.6	45.2%	198.1	45.9%	0.8%
Europe	96.3	21.8%	90.7	21.0%	6.3%
Americas	120.4	27.3%	121.6	28.2%	-1.0%
Rest of the world and duty free	25.5	5.8%	20.9	4.8%	22.1%
Total	**441.8**	**100.0%**	**431.2**	**100.0%**	**2.5%**

Breakdown of % change	Total	organic growth	% change external growth	exchange rate effect
Italy	0.8%	1.3%	-0.5%	0.0%
Europe	6.3%	2.2%	4.1%	-0.0%
Americas	-1.0%	-14.7%	7.3%	6.4%
Rest of the world and duty free	22.1%	2.9%	15.4%	3.8%
Total	**2.5%**	**-3.0%**	**3.5%**	**2.0%**

Italy registered an overall increase of 0.8% and, stripping out the negative external growth effect, showed organic growth of 1.3%.

This sales performance should be considered positive, as Italy was one of the western countries hardest hit by the negative macroeconomic climate, which hit consumption and, consequently, sales of all operators on the market.

Against this backdrop, the positive performance of almost all the main brands in particular Aperol, Campari, Campari Soda and Crodino - allowed the Group to significantly improve its market share.

In **Europe**, overall growth was 6.3%, comprising 2.2% organic growth and 4.1% external growth. Almost all the main markets of western Europe, especially Germany, registered solid organic sales growth in the first half, which offset the heavy drop registered in eastern Europe, where the credit crunch was particularly severe and led to a sharp downturn in orders from distributors. This most notably generated a substantial contraction in Cinzano vermouth orders in Russia. External growth was mainly attributable to sales of Odessa sparkling wines in Ukraine and third-party brands in Germany and Belgium.

The **Americas** region, which overall represents 27% of sales, registered a limited decline of 1.0%, as it benefited from both strong external growth (+7.3%) and a positive net exchange rate effect (6.4%); organic growth was negative, at -14.7%. The two tables below break down sales figures for this area by market.

	First half 2009 € million	%	First half 2008 € million	%	% change 2009 / 2008
US	86.5	71.8%	85.1	70.0%	1.6%
Brazil	20.6	17.1%	28.7	23.6%	-28.4%
Other countries	13.4	11.1%	7.8	6.4%	71.8%
Total	**120.4**	**100.0%**	**121.6**	**100.0%**	**-1.0 %**

Breakdown of % change	Total	organic growth	% change external growth	exchange rate effect
US	1.6%	-15.1%	4.3%	12.4%
Brazil	-28.4%	-20.9%	1.4%	-8.9%
Other countries	71.8%	12.2%	62.9%	-3.3%
Total	**-1.0%**	**-14.7%**	**7.3%**	**6.4 %**

In the **US**, sales in the first half of 2009 were positive overall, up 1.6%, as the organic decline (-15.1%) was more than offset by external growth due to the acquisition of Wild Turkey (+4.3%), and by the strengthening of the US dollar (+12.4%).
As regards organic growth, the weakness in the first half was caused by the ongoing and general process of distributors reducing their stocks; in addition, growth in sales of the SKYY brand to distributors was affected by an unfavourable comparison with the first half of last year, which saw the launch on the market of the new SKYY Infusions range, as well as the new SKYY Vodka packaging.
Available indicators point to positive growth in final consumption, particularly in relation to SKYY Vodka and X-Rated Fusion Liqueur.

In **Brazil**, the decline in sales of 28.4% was caused by a substantial drop in organic growth (-20.9%), and the unfavourable impact of the devaluation of the Brazilian real (-8.9%); external growth made a marginally positive contribution (1.4%), related to the launch of local production and distribution of Cointreau.
Although the negative trend registered in the first quarter of the year eased somewhat in the second quarter, the first-half results still reflect a series of factors:

- the increase in excise duties (IPI), which was announced several times before finally coming into force on 1 January 2009, prompted substantial stock-building by distributors from September 2008, and therefore a huge decline in orders in the first half of this year;
- the severe credit crunch, which intensified the existing trend of wholesalers cutting their stocks;
- a gradual change in commercial policy introduced by Campari do Brasil Ltda. in January 2009, aimed at reducing the company's dependence on individual customers by expanding its customer base and obtaining a greater number of smaller orders; in its initial phase, in 2009, this change involved a further fall in sell-in and a reduction in distributors' stock levels.

Nevertheless, the trend in consumption of Group brands also remains positive in Brazil.

Sales in the other countries in the Americas were up 71.8%, largely due to external growth following the new acquisitions in Argentina (third-party brands distributed by Sabia S.A.) and Mexico (Espolon).

In the **rest of the world and duty free segment**, sales grew by 22.1%. Most of this increase

(15.4%) was thanks to the first month of sales of Wild Turkey in Australia, Japan and in the duty free channel; in addition, the segment registered organic growth of 2.9%.

Sales by business area

In the first half of 2009, the only business area to produce a positive result was spirits (+4.9%), while wines, soft drinks and other sales ended the period down.
The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	First half 2009 € million	%	First half 2008 € million	%	% change 2009 / 2008
Spirits	319.3	72.3%	304.3	70.6%	4.9%
Wines	59.8	13.5%	60.1	13.9%	-0.4%
Soft drinks	56.8	12.9%	58.4	13.5%	-2.7%
Other sales	5.8	1.3%	8.4	1.9%	-30.9%
Total	**441.8**	**100.0%**	**431.2**	**100.0%**	**2.5%%**

Breakdown of % change	Total	organic growth	% change external growth	exchange rate effect
Spirits	4.9%	-2.2%	4.3%	2.8%
Wines	-0.4%	-3.7%	3.2%	0.1%
Soft drinks	-2.7%	-2.7%	0.0%	0.0%
Other sales	-30.9%	-27.3%	0.0%	-3.6%
Total	**2.5%**	**-3.0%**	**3.5%**	**2.0%%**

Spirits

Sales of spirits totalled € 319.3 million, an overall advance of 4.9% compared to the first half of 2008, thanks to the positive contribution of external growth (4.3%) and the favourable exchange rate effect (2.8%).
As already commented in previous sections, external growth in the first half was almost wholly due to the spirits segment, and in particular to Wild Turkey, Espolon and the distribution of new brands.
On a same-structure basis and at constant exchange rates, sales in the segment fell by 2.2% in the first half.
As for the Group's main brands, sales of **Campari** were down 6.6% at constant exchange rates (6.4% at actual exchange rates) in the period.
The negative result is almost wholly due to the Brazilian market and the sharp drop in orders commented on above; in the last 12 months however, Campari consumption figures in Brazil show a slight increase compared to the previous period.
Group sales of the Campari brand were positive in Italy and on the main European markets, with a very healthy result in Germany.

Sales of the **SKYY** brand, including the SKYY Infusions range, remained in line with last year (+0.5%) at constant exchange rates and grew by 13.2% at actual exchange rates, owing to the rise in value of the US dollar.

Sales on the US market fell slightly (-1.7%) - again because of destocking and despite the above-mentioned positive trend in consumption - while the sales performance outside the US was extremely strong, with double-digit growth in some of the main markets, namely Germany and Canada, and with attractive volumes in recently-developed markets such as China and Brazil, where production began for the local market at the end of 2008.

Sales of **Campari Soda**, which are almost entirely concentrated on the Italian market, rose by 2.5% in the first half.
This result confirms the positive trend already seen in sell-out growth data relating to the second half of 2008 and partly attributable to the new television advertising campaign.

Aperol put in another exceptional performance: in the first six months of the year, brand sales rose by 32.0%, with robust double-digit growth in the Italian market, which represents more than 80% of volumes, and with even bigger growth in European markets, Germany and Austria, where the brand was supported by effective marketing.

First-half sales of **Aperol Soda** fell by 4.0% compared to 2008.

Sales of the **Brazilian brands** fell in the first half of the year, by 20.9% in local currency and 29.7% at actual exchange rates, because of the fall in value of the Brazilian real.
However, this result was affected by the increase in excise duties and does not reflect the real consumption trend for these brands, which is generally positive (particularly for Old Eight); the percentage change seen in the first half also amplifies the actual reduction in orders from wholesalers, because the first half of the year is generally a period of modest trading activity (sales of whiskies in Brazil are concentrated in the final quarter).

Sales of **Glen Grant** and **Old Smuggler** fell by 4.8% overall at constant exchange rates and 5.1% at actual exchange rates.
For Glen Grant the negative result was more limited (-3.2%) and was wholly due to the Italian market, where Scotch whisky sales continue to fall; Glen Grant nevertheless maintains its leadership in the country, with a slight increase in market share.
The sharper decline in Old Smuggler sales was largely due to an unfavourable comparison with the first half of 2008, when the brand was still sold directly by the Group in the US (as previously reported, in March 2008 the production and distribution rights were assigned to third parties).

Ouzo 12 posted an increase in sales of 4.8% at constant exchange rates (5.2% at actual exchange rates), with a solid performance on the German market offsetting a slight drop on the Greek market.

Cynar sales grew by 18.9% in the first half at constant exchange rates (16.7% at actual exchange rates), thanks to an extremely positive result in Brazil, in marked contrast to the performance of the other Group brands on this market.
The brand also increased sales in its other main markets, Italy and Switzerland.

The trend in **X-Rated** sales, which are almost entirely concentrated in the US market, remains highly satisfactory, with growth of 7.2% in local currency (21.9% at actual exchange rates).

The results registered by the brand in the US were extremely positive; furthermore, initial results following the brand's introduction on new markets seem encouraging.

Sales of **Cabo Wabo** tequila, meanwhile, contracted by 67.1% (62.7% at actual exchange rates). As well as destocking by distributors throughout the US market, the decline in the first half was caused by a contraction in consumption of ultra premium brands, given that a significant proportion of sales of these brands is recorded in the on-trade channel, which has been affected more severely than other channels by the financial crisis.

As regards sales of the main third-party brands, in the first half of the year:
- sales of Jägermeister in Italy remained broadly stable at -0.3%;
- sales of Jack Daniel's, which is also distributed on the Italian market, fell by 6.2%;
- Scotch whisky sales fell by 24.4% at constant exchange rates (-15.9% at actual exchange rates), with the decline attributable to Cutty Sark in the US;
- sales of C&C group brands were down by 6.9% (+5.6% at actual exchange rates);
- sales of Suntory brands decreased by 28.3% (-19.4% at actual exchange rates);
- sales of Russian Standard vodka, recorded mainly in Switzerland, Germany and Austria, grew by 6.5%.

Wines

Sales of wines in the first half of 2009 totalled € 59.8 million, a fall of 0.4% compared with the same period of 2008.
From the second quarter of the year, sales for this business area include Odessa sparkling wines, which together with the wine brands distributed by Sabia S.A. in Argentina, generated external growth of 3.2%.

On a same-structure basis and at constant exchange rates, the results for the wine segment were down 3.7%, hit by the slowdown in orders for **Cinzano** vermouth in Russia, and in eastern Europe in general: sales of this brand fell by 16.2% overall at constant exchange rates (16.5% at actual exchange rates) during the period.

Sales of **Cinzano** sparkling wines put in a positive performance, with growth of 8.1% at constant exchange rates (8.5% at actual exchange rates), thanks to the positive result achieved in Germany and other western European markets (Switzerland and Austria); the start of the year was slower in Italy, and again eastern European markets registered a significant decline.

The Group's two other sparkling wine brands, whose sales are mostly concentrated in only a few markets, were affected by contrasting trends.
Riccadonna sales grew strongly in the first half, with growth of 25.8% at constant exchange rates, owing to the results achieved in Australia and New Zealand.
In contrast, for **Mondoro**, whose sales are mainly concentrated in Russia, the huge downturn in orders from distributors, caused by the current liquidity crisis, led to a sharp drop in sales (-57.0% at both constant and actual exchange rates).

As for the first-half performance of still wines, sales were down for both the main brand **Sella & Mosca** (-6.7%) and for **Teruzzi & Puthod** (-5.5%), while sales of **Cantina Serafino** Piedmont wines continued to grow (+21.6%), albeit on more modest volumes.

In general, the performance of wines was hit by a drop in consumption in the restaurant channel, and for Group brands, by a sharper drop on export markets than on the domestic market.

Soft drinks

In the first half of 2009, total sales of soft drinks stood at € 56.8 million, a 2.7% drop on the same period of 2008.

After a slow start, **Crodino** put in a positive sales performance in the second quarter of the year, and ended the first half with growth of 2.1%.
In Italy, its main market, consumption remained healthy.

Sales of other Group soft drink brands fell, partly as a result of less than favourable weather in the important second quarter of the year; in particular, sales of **Lemonsoda, Oransoda and Pelmosoda** were down 5.5% overall, while **Crodo** mineral waters declined more sharply, by 43.7% compared to the first half of 2008.

Other sales

In the first half of 2009, other sales (which include sales of raw materials and semi-finished goods to third parties and co-packing revenues) fell by 27.3% at constant exchange rates (30.9% at actual exchange rates) to € 5.8 million.
The negative result was largely due to lower sales of malt distillate produced and sold in Scotland by Glen Grant Distillery Company Ltd., and the negative exchange rate effect on these sales caused by the depreciation of sterling against the euro.

INCOME STATEMENT

The results achieved by the Group in the first half of 2009, which show growth in sales, EBIT and net profit, are more than satisfactory, particularly in light of the deterioration in the macroeconomic environment since the fourth quarter of 2008.

	First half 2009 € million	%	First half 2008 € million	%	% change %
Net sales	441.8	100.0	431.2	100.0	2.5
Cost of goods sold after distribution costs	(192.9)	-43.7	(193.6)	-44.9	-0.4
Gross profit after distribution costs	248.9	56.3	237.6	55.1	4.8
Advertising and promotional costs	(72.0)	-16.3	(75.4)	-17.5	-4.5
Contribution margin	176.9	40.0	162.2	37.6	9.0
Structure costs	(78.5)	-17.8	(71.5)	-16.6	9.9
EBIT before one-offs	98.4	22.3	90.8	21.1	8.4
One-offs: income and charges	(1.6)	-0.4	1.7	0.4	
EBIT	96.8	21.9	92.5	21.4	4.7
Net financial income (charges)	(13.3)	-3.0	(8.2)	-1.9	61.6
Profit (loss) of companies valued at equity	(0.3)	-0.1	0.2	0.0	
Put option charges	0.0	0.0	(0.7)	-0.2	
Profit before tax and minority interests	83.3	18.9	83.7	19.4	-0.5
Tax	(23.0)	-5.2	(23.7)	-5.5	-3.4
Net profit	60.3	13.7	60.0	13.9	0.6
Minority interests	(0.2)	0.0	(0.1)	0.0	0.0
Group net profit	60.1	13.6	59.8	13.9	0.5
Total depreciation and amortisation	(10.7)	-2.4	(9.6)	-2.2	11.7
EBITDA before one-offs	109.1	24.7	100.4	23.3	8.7
EBITDA	107.5	24.3	102.0	23.7	5.4

Net sales for the period totalled € 441.8 million, with overall growth of 2.5%; on a same-structure basis and at constant exchange rates, they fell by 3.0%, while external growth and exchange rate movements had positive effects of 3.5% and 2.0% respectively.
For more details on these effects and on sales by region and business area, please refer to the sales performance section above.

Compared to the first half of 2008, the **cost of goods sold after distribution costs** decreased slightly (0.4%) in absolute terms, and fell as a proportion of sales by 1.2% (43.7% compared to 44.9% last year).
This improvement was mainly attributable to a more favourable sales mix in the first half of 2009, in which wine and soft drink sales fell, while spirits - which on average post greater profitability - posted growth of 4.9%.
In addition, the Group made some significant efficiency gains in 2009, by undertaking internally production previously undertaken by third parties and making savings on the purchase price for certain raw materials.

Gross profit came in at € 248.9 million, a rise of 4.8% owing to the combined effect of growth in net sales (+2.5%) and a drop in the cost of goods sold (-0.4%); it therefore improved as a proportion of sales, from 55.1% in the first half of 2008, to 56.3%.

Advertising and promotional costs stood at 16.3% of sales compared with 17.5% in the first half of 2008, due to the modified scheduling of advertising and promotions, and a real reduction in costs.
The first half of 2009 benefited from:
- a general rationalisation in investment, particularly in Russia and eastern Europe, where the difficulties experienced by distributors are making spending less effective;
- an absence of non-recurring charges (mainly relating to advertising and the introduction of new packaging);
- a slight reduction in the cost of media space.

The contribution margin for the first half of 2009 came to € 176.9 million, an overall advance of 9.0% on the same period of last year, attributable to:
- organic growth of 2.2 %;
- external growth of 3.5%;
- a positive exchange rate effect of 3.4%.

Structure costs, which include sales and general and administrative expenses, increased by 9.9% in the first half of 2009, and from 16.6% to 17.8% as a proportion of sales.
The increase was largely attributable to external growth relating to the new subsidiaries in Belgium, Argentina, Mexico and Ukraine, as well as the exchange rate effect, which meant that costs were higher for the companies in the US.
Stripping out these effects, organic growth in costs was 3.9%.

EBIT before one-offs was € 98.4 million, an increase of 8.4% compared to the same period last year.
Both exchange rate movements and external growth had a positive effect on profitability for the period, of 3.6% and 4.1% respectively; organic growth was 0.8%.

One-offs: income and charges showed a negative net balance in the period of € 1.6 million, mainly due to extraordinary provisions for staff and other one-off expenses.
In the first half of 2008, this item showed a net positive balance of € 1.7 million.
The net change between the two periods was therefore negative at € 3.2 million.

EBIT grew by 4.7% to € 96.8 million, and increased as a proportion of sales from 21.4% in the first half of 2008 to 21.9%.
On a same-structure basis and at constant exchange rates, EBIT declined by 2.8%, owing entirely to the negative impact of one-offs: income and charges.

Total **depreciation and amortisation** charges recorded in the period were € 10.7 million, an increase versus the figure of € 9.6 million posted in 2008, partly as a result of the consolidation of new companies (€ 0.4 million).

As a direct result of higher depreciation and amortisation charges, EBITDA showed slightly greater growth than EBIT in the two periods under comparison.
Specifically, **EBITDA before one-offs** increased by 8.7% (+5.5% at constant exchange rates) to € 109.1 million, while **EBITDA** rose by 5.4% (+2.2% at constant exchange rates) to € 107.5 million.

Net financial charges totalled € 13.3 million in the first half of 2009, a rise of € 5.1 million versus the same period of 2008.
The first-half figure reflects one-off charges relating to the financing of the acquisition of Wild Turkey (€ 3.9 million), and a higher average net debt position following the acquisitions of Sabia S.A., Espolon, Odessa and Wild Turkey.

The Group's portion of **profits or losses of companies valued at equity** showed a negative balance of € 0.3 million, compared with a positive balance of € 0.2 million in the same period last year.
The companies accounted for by the equity method are trading joint ventures which distribute products (made by the Group and its Netherlands partners) in India since the start of 2009, and in Belgium up until 31 March 2009.

The item **put option charges**, relating to minority interests in Cabo Wabo, came in at zero in the first half of 2009, compared to € 0.7 million in 2008.
Note that in view of the put/call options on the minority holdings, which can be exercised in 2012 and 2015, the stake in Cabo Wabo has been fully recorded in the accounts, including the price relating to the future purchase of the minority shareholdings (20%) and the related payable. As a result, the portion of profit pertaining to the minorities is booked under the item Group put option charges, shown separately.

Profit before tax and minority interests fell by 0.5% (-3.7% at constant exchange rates) compared with the first half of 2008, to € 83.3 million.

Tax (deferred and current) totalled € 23.0 million, slightly lower than the 2008 figure of € 23.7 million.

Net profit before minority interests was € 60.3 million, up 0.6% on the previous year (-2.1% at constant exchange rates).

Minority interests for the first half were low, at € 0.2 million.

Group net profit was € 60.1 million, a rise of 0.5% (-2.3% at constant exchange rates) compared to the same period of 2008.
The ratio of Group net profit to sales showed healthy net profitability of 13.6%, broadly in line with last year's figure of 13.9%.

PROFITABILITY BY BUSINESS AREA

The new accounting standard IFRS 8, which came into force on 1 January 2009, requires companies to report segment information based on the factors used by management to make operating decisions.
The Campari Group's primary reportable segment is business area; its results are therefore broken down into spirits, wines, soft drinks and other sales, and a results summary is provided for these four business areas.

Profitability by business area for the first half of 2009

The income statement figure used by the Campari Group to represent the profitability of its business areas is the contribution margin, which is the margin generated by sales after the cost of goods sold (including all logistical costs) and advertising and promotional costs.
The table below summarises the contribution of each segment to the Group contribution margin, which in the first half of 2009 was € 176.9 million, an increase of 9.0% versus last year.
The subsequent tables summarise sales and profitability for each segment, with an analysis of organic growth, external growth and the exchange rate effect.

Contribution margin	First half 2009 € million	% of total	First half 2008 € million	% of total	2009/2008 % change
Spirits	140.9	79.6%	124.7	76.9%	12.9%
Wines	13.9	7.8%	13.1	8.1%	5.7%
Soft drinks	21.4	12.1%	23.0	14.2%	-7.1%
Other	0.8	0.4%	1.4	0.8%	-42.6%
Total	**176.9**	**100.0%**	**162.2**	**100.0%**	**9.0%**

Spirits

Spirits account for the largest proportion of the Group's business by far, with 72.3% of total sales and 79.6% of the total contribution margin.
Compared with the first half of last year, the contribution margin for this business increased by 12.9% to € 140.9 million, and from 44.0% to 41.1% as a proportion of sales.

Segment sales and profitability	First half 2009 € million	% of sales	First half 2008 € million	% of sales	2009/2008 % change
Net sales	319.3	100.0%	304.3	100.0%	4.9%
Gross profit after distribution costs	200.2	62.7%	184.9	60.8%	8.3%
Contribution margin	**140.9**	**44.1%**	**124.7**	**41.0%**	**12.9%**

Breakdown of growth	% change Total	organic growth	exchange rate effect	external growth
Net sales	4.9%	-2.2%	2.8%	4.3%
Gross profit after distribution costs	8.3%	1.3%	3.5%	3.4%
Contribution margin	**12.9%**	**4.2%**	**4.3%**	**4.4%**

Exchange rates (particularly the significant appreciation of the US dollar) and external growth

(the acquisition of Wild Turkey and new distribution agreements) had positive impacts of 4.3% and 4.4% respectively on the profitability of this segment, while organic growth in the contribution margin was 4.2%.
Looking just at the organic component of the spirits business, gross profit grew by 1.3%, despite a 2.2% drop in sales; this was the result of both a positive sales mix, favourable to highly-profitable brands, and cuts in industrial costs.
Lower advertising and promotional costs gave a further boost to profitability, leading to organic growth of 4.2% in the contribution margin compared to last year.

Wines

The contribution margin for wines was € 13.9 million, a rise of 5.7% in absolute terms.
As a percentage of sales, the figure increased by 1.4%, from 21.8% to 23.2%.

Segment sales and profitability	First half 2009 € million	% of sales	First half 2008 € million	% of sales	2009/2008 % change
Net sales	59.8	100.0%	60.1	100.0%	-0.4%
Gross profit after distribution costs	21.9	36.6%	23.0	38.3%	-4.8%
Contribution margin	**13.9**	**23.2%**	**13.1**	**21.8%**	**5.7%**

Breakdown of growth	% change Total	organic growth	exchange rate effect	external growth
Net sales	-0.4%	-3.7%	0.1%	3.2%
Gross profit after distribution costs	-4.8%	-7.0%	0.3%	1.8%
Contribution margin	**5.7%**	**3.9%**	**0.3%**	**1.5%**

Exchange rate movements had a negligible effect on the segment's final profitability; external growth had a positive impact (1.5%), chiefly determined by the acquisition of Odessa sparkling wines in Ukraine, from March 2009.
Organic growth in the contribution margin for wines was 3.9%, and was achieved despite a fall in sales of 3.7%.
Gross profit after distribution costs registered a larger decline, however (-7.0%), owing to both a negative sales mix and a significant contraction in sales volumes of Cinzano vermouth, which was not matched by a proportional reduction in the cost of goods sold, owing to the high incidence of fixed industrial costs.
The final contribution margin for wines, however, registered organic growth of 3.9% owing to lower advertising and promotional costs for the period under review.

Soft drinks

The contribution margin for this business segment wines was € 21.4 million, down 7.1% versus the first half of 2008, and represented 37.6% of sales.
Despite the slight contraction compared to last year, soft drinks generally remained very profitable (37.6%), moving closer to the figure for spirits (44.1%) rather than that of wines (23.2%); this was owing to the fact that Crodino, a highly profitable brand, represents approximately two-thirds of sales of this segment.

Segment sales and profitability	First half 2009 € million	% of sales	First half 2008 € million	% of sales	2009/2008 % change
Net sales	56.8	100.0%	58.4	100.0%	-2.7%
Gross profit after distribution costs	26.0	45.7%	28.2	48.3%	-8.0%
Contribution margin	**21.4**	**37.6%**	**23.0**	**39.3%**	**-7.1%**

Soft drinks fell by 2.7% in the first half of the year, while gross profit decreased by 8.0%. Although the growth trend in the cost of raw materials and particularly glass has eased compared to last year, the comparison with 2008 remains unfavourable and is amplified by the fact that packaging costs for soft drinks account for a particularly high proportion of the total.
The contribution margin therefore fell by 7.1%, a slightly better performance than that from gross profit, owing to a small reduction in spending on promotions.

Other sales

The contribution margin for this minor segment, which includes sales of raw materials, and semi-finished and finished goods to third parties, fell by 42.6% versus the first half of 2008, to € 0.8 million.

Segment sales and profitability	First half 2009 € million	% of sales	First half 2008 € million	% of sales	2009/2008 % change
Net sales	5.8	100.0%	8.4	100.0%	-30.9%
Gross profit after distribution costs	0.8	14.1%	1.4	16.5%	-41.2%
Contribution margin	**0.8**	**13.6%**	**1.4**	**16.3%**	**-42.6%**

Analysis of growth	% change Total	organic growth	exchange rate effect	external growth
Net sales	-30.9%	-27.3%	-3.6%	-
Gross profit after distribution costs	-41.2%	-45.2%	4.1%	-
Contribution margin	**-42.6%**	**-46.7%**	**4.1%**	**-**

The decline in the contribution margin is due to malt distillate produced by Glen Grant Distillery Company Ltd.

FINANCIAL SITUATION

Cash flow statement

The table below shows a simplified and reclassified cash flow statement (see the section containing the financial statements for the full cash flow statement).
The main reclassification is the exclusion of cash flows relating to changes in short-term and long-term debt, and in investments in marketable securities: in this way, the total cash flow generated (or used) in the period coincides with the change in net debt.

	First half 2009 € million	First half 2008 € million
Operating profit	96.8	92.5
Depreciation	10.7	9.6
Changes in non-cash items	1.3	(9.0)
Changes in non-financial assets and liabilities	(7.4)	(0.2)
Taxes paid	(8.1)	(28.8)
Cash flow from operating activities before changes in working capital	93.3	64.0
Changes in operating working capital	91.0	(14.7)
Cash flow from operating activities	184.4	49.3
Net interest paid	(11.7)	(7.5)
Cash flow used for investment	(32.4)	(12.7)
Free cash flow	140.2	29.1
Acquisitions	(432.1)	(57.0)
Other changes	(1.1)	0.2
Dividend paid out by Parent Company	(31.7)	(31.8)
Total cash flow used in other activities	(464.9)	(88.7)
Exchange rate differences and other changes	(26.6)	11.2
Change in net debt as a result of operating activities	(351.3)	(48.3)
Payables for exercise of put option and potential earn-out payment	(2.7)	(18.4)
Total net cash flow for the period = change in net debt	**(348.6)**	**(66.7)**
Net debt at the start of the period	(326.2)	(288.1)
Net debt at the end of the period	(674.8)	(354.8)

Free cash flow in the first half of 2009 was € 140.2 million: cash flow from operating activities was € 184.4 million, which was partly offset by the payment of net financial interest of € 11.7 million and net investment of € 32.4 million.
Compared to last year, when free cash flow was € 29.1 million, the most significant differences are attributable to:

- the change in operating working capital, which in June 2009 benefited from a decrease of € 91.0 million, compared with an increase of € 14.7 million in June last year (the section below on operating working capital comments on the main changes in the individual items of working capital);
- lower taxes paid in the first half, which came in at € 8.1 million in 2009 versus € 28.8 million last year; this was mainly due to the deferral to July of the payment of taxes of the Parent Company and the Italian subsidiaries;
- higher net investment in the first half, totalling € 32.4 million in 2009 compared with € 12.7

million last year; the main investments in the first half of 2009 relate to the new Group headquarters in Sesto San Giovanni (€ 10.4 million), the new warehouse in Novi Ligure (€ 5.6 million), and the first tranche for the new Campari do Brasil Ltda. plant (€ 5.8 million).

Cash flow used in other activities was € 464.9 million, which comprises new acquisitions during the period (€ 432.1 million) and the dividend paid by the Parent Company (€ 31.7 million).
The amount relating to acquisitions (details of which are provided in section 6 - Acquisitions - of the notes to the accounts), includes the Wild Turkey operation, worth € 417.5 million, the acquisition of Odessa in Ukraine for € 14.5 million and the acquisition of a further shareholding in MCS S.c.a.r.l. for € 0.2 million.
In the first half of last year cash flow used for acquisitions totalled € 57.0 million, and related to the acquisition of Cabo Wabo.

Exchange rate differences and **other changes** had a strong negative impact (€ 26.6 million) on net cash flow for the first half, including € 10.0 million in exchange rate differences on net operating working capital and € 16.6 million in other exchange rate differences and changes in shareholders' equity (mainly relating to the valuation at fair value of derivatives to hedge payables included in net debt).

The change in financial payables relating to the possible exercise of put options and to earn-out payments, which does not involve any change in the cash position, was € 2.7 million in the first half of 2009, and was due to a positive exchange rate effect; in the first half of 2008, the first year in which these payables were included in the financial statements, this change was negative to the tune of € 18.4 million.

Therefore, **net cash flow used** in the first half of 2009 was € 348.6 million.

Breakdown of net debt

The Group's consolidated net debt stood at € 674.8 million at 30 June 2009, a marked increase on the figure of € 326.2 million posted at 31 December 2008.
This increase was caused by the acquisition of Wild Turkey, which required an investment of € 417.5 million.

The table below shows how the debt structure changed between the beginning and end of the period.

€ million	30 June 2009	31 December 2008
Cash and equivalents	146.4	172.6
Payables to banks	(28.6)	(107.5)
Real estate lease payables	(3.7)	(3.4)
Short-term portion of private placement	(8.7)	(8.9)
Other financial receivables and payables	(7.7)	(7.4)
Short-term net cash position	97.7	45.5
Payables to banks	(214.9)	(0.9)
Real estate lease payables	(10.8)	(10.5)
Private placement and bond	(526.8)	(337.4)
Other financial receivables and payables	3.8	3.7
Medium/long-term net debt	(748.6)	(345.1)
Debt relating to operating activities	(650.9)	(299.7)
Payables for the year - exercise of put option and potential earn-out payments	(23.9)	(26.6)
Net debt	(674.8)	(326.2)

Net debt at 30 June 2009 increased by € 348.6 million compared to the figure at 31 December 2008.

The short-term component, which in June showed a positive balance of € 97.7 million, grew by € 52.2 million compared to the figure in December 2008, owing to a reduction in payables to banks of € 78.9 million, partly offset by a fall in cash and cash equivalents of € 26.2 million.

In contrast, the medium/long-term component shows an increase in liabilities totalling € 403.5 million, as it includes almost all the financing relating to the Wild Turkey acquisition, which entailed an investment of € 417.5 million.

The operation was structured as follows:

- € 214.2 million was raised through medium- and long-term bank debt; i.e. the term and revolving loan facility, lasting between two and three years, extended by a group of leading banks (Bank of America, BNP Paribas, Calyon and Intesa San Paolo);
- € 176.9 million was raised through the private placement with US institutional investors (US private placement) of senior unsecured notes worth US$ 250 million;
- € 26.4 million was raised through the use of existing cash and cash equivalents (see comments relating to changes in the short-term net cash position).

The Group's net debt position at 30 June 2009 also includes payables relating to:

- the possible exercise of a put option by minority shareholders of Cabo Wabo, LLC, Red Fire Mexico, S. de R.L. de C.V. and Sabia S.A;
- potential earn-out payments relating to the acquisitions of X-Rated in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

The Group has recorded 100% of the shares in companies in which it has acquired control under assets, while the financial payables corresponding to put options and to earn-out payments have been recorded under liabilities.

At 30 June 2009 these payables totalled € 23.9 million, a slight decrease compared to the amount recorded on the balance sheet at 31 December, owing to exchange rate movements.

Group balance sheet

The Group's summary balance sheet is shown in the table below in reclassified format, to highlight the structure of invested capital and financing sources.

€ million	30 June 2009	31 December 2008
Fixed assets	1,514.2	1,134.4
Other non-current assets and liabilities	(70.6)	(71.9)
Operating working capital	282.0	285.7
Other current assets and liabilities	(74.5)	(66.9)
Total invested capital	1.651.1	1.281.2
Shareholders' equity	976.4	955.0
Net debt	674.8	326.2
Total financing sources	1,651.1	1,281.2

Invested capital at 30 June 2009 was € 1,651.1 million, an increase of € 369.9 million compared with 31 December 2008.

The most significant changes break down as follows:

- growth in fixed assets of € 379.8 million, comprising increases in tangible assets of € 89.5 million and in intangible assets of € 290.8 million; both items include rises registered in the first half through new acquisitions: € 67.3 million for tangible assets and € 288.7 million for intangible assets;
- an overall decline in operating working capital of € 3.6 million, which, as stated in the section below, on a same-structure basis and at constant exchange rates, becomes a contraction of € 91.0 million;
- an increase in other current assets and liabilities totalling € 7.6 million, due mainly to higher tax payables.

The Group's financial structure changed with the significant increase in invested capital relating to acquisitions made in the period: as a result of higher debt, the debt-to-equity ratio rose from 34.2% at the beginning of the period to 69.1% at 30 June 2009.

Operating working capital

Operating working capital came in at € 282.0 million at 30 June 2009, a decrease of € 3.6 million compared with 31 December 2008 and a decline of € 20.4 million versus 30 June 2008.

€ million	30 June 2009	31 December 2008	Change	30 June 2008	Change
Receivables from customers	216.7	272.1	(55.4)	266.2	(49.5)
Inventories	263.2	165.7	97.4	172.0	91.2
Payables to suppliers	(197.8)	(152.1)	(45.7)	(135.8)	(62.0)
Operating working capital	**282.0**	**285.7**	**(3.6)**	**302.4**	**(20.4)**
Sales - previous 12 months	952.4	942.3	10.0	948.1	4.2
Operating working capital as % of sales in the previous 12 months	29.6	30.3		31.9	

At 30 June 2009 operating working capital stood at 29.6% of net sales generated in the previous 12 months, compared with 30.3% at the beginning of the year and 31.9% at 30 June 2008. Note however that, although positive, this indicator does not fully reflect the improvements made in working capital management: the recent acquisitions have led to an increase in working capital at the end of the period that is not fully recognised by the value of sales relating to the businesses acquired, as the transactions were only completed a few months ago.

In order to assess the impact of the new acquisitions on operating working capital, the table below shows the initial amounts when CJSC Odessa Plant of Sparkling Wines, MCS S.c.a.r.l. and Rare Breed, LLC (a newly-created company that has acquired the assets of the Wild Turkey operation) were first consolidated in the Group accounts.
Furthermore, the exchange rate effects on working capital at 30 June are also shown separately, with a reconciliation between the change in operating working capital stated in the balance sheet and the figure given in the cash flow statement.

€ million	30 June 2009	31 December 2008	Change shown in the balance sheet	Opening figure acquisitions	Exchange rate differences	Change shown in cash flow statement
Receivables from customers	216.7	272.1	(55.4)	5.8	5.5	(66.7)
Inventories	263.2	165.7	97.4	82.8	5.1	9.5
Trade payables	(197.8)	(152.1)	(45.7)	(11.3)	(0.5)	(33.8)
Operating working capital	**282.0**	**285.7**	**(3.6)**	**77.3**	**10.0**	**(91.0)**

Operating working capital at 30 June was down by € 3.6 million, after reflecting increases resulting from the consolidation of the new acquisitions of € 77.3 million and exchange rate effects of € 10.0 million: as a result, in organic terms, working capital fell by € 91.0 million (as shown in the cash flow statement).

Inventories were € 263.2 million at 30 June 2009, an increase of € 97.4 million versus 31 December 2008; this rise was mainly due to external growth relating to the acquisition of Wild Turkey, and in particular to the significant initial values of stocks of liquid undergoing the ageing process.
Excluding acquisitions and exchange rate effects, inventories registered limited organic growth of € 9.5 million.

Trade receivables and payables were also affected, albeit to a lesser extent, by the consolidation of companies acquired during the period, and by exchange rate movements.

Receivables from customers totalled € 216.7 million at 30 June 2009, a decrease of € 55.4 million.
Excluding external growth, relating to the initial values of receivables from customers of CJSC Odessa Plant of Sparkling Wines and MCS S.c.a.r.l., totalling € 5.8 million, as well as the exchange rate effect of € 5.5 million, the decrease on a same-structure basis of receivables from customers was € 66.7 million in the first half.
This result was achieved partly through the factoring of receivables on a non-recourse basis, totalling € 52.0 million at 30 June 2009, and partly thanks to a radical change in the commercial policy of Campari do Brasil Ltda., intended to reduce its dependence on large customers and obtain a greater number of smaller orders.

Trade payables totalled € 197.8 million at 30 June 2009, an increase of € 45.7 million compared to the beginning of the year; for this item, the change relating to the opening balances of the newly-acquired companies was € 11.3 million and therefore, after a further adjustment for exchange rates, on a same-structure basis the increase was € 33.8 million, as a result of significant improvements in payment times.

Dealings with related parties

The Group's dealings with related parties form part of ordinary operations and are governed by market conditions.
Full details of transactions with related parties in the six-month period are detailed under note 29 of the condensed version of the half-year report.

Events taking place after the end of the period

No significant events have taken place since 30 June 2009.

OUTLOOK

The results achieved by the Group in the first half of 2009 should be considered satisfactory, given the continued difficulties experienced by the global economy.
Furthermore, although distributors continued to reduce their stocks, this process eased somewhat in the second quarter compared to the previous two quarters, and consumption figures relating to the brands and the main markets in which the Group operates held up well.
The successful integration in the second quarter of new acquisitions, particularly Wild Turkey, also allows the Group to look forward to the second half of the year with the knowledge that it will be able to fully maximise the potential of the brands acquired.
In light of the above, the Group should be able to achieve satisfactory financial results in the second half of the year, the period in which it registers the higher share of its sales.
In developed markets such as Italy, the US and Germany, which represent a high share of the Group's business, destocking is now thought to be at an end.
In Brazil, the absence of destocking, together with the weakening of the effects of the change in the commercial policy of Campari do Brasil Ltda., will allow the Group to mitigate the effects of higher excise duties on consumption, which are currently greater than was expected at the beginning of the year.
In eastern European markets, especially Russia, which represent a relatively small portion of Group sales, the liquidity crisis is putting pressure on distributors, which, while easing, will not allow the ground lost in the first half to be made up by the end of the year.
Overall, as regards organic growth, the resilience and progressive improvement of consumption, together with the end of destocking in the main markets, should have a positive impact on sales in the second half of the year.
As regards quarterly performance, the coming third quarter is likely to compare unfavourably with the third quarter of last year, which saw particularly strong organic growth, while the fourth quarter is likely to compare favourably with the same period of last year, which was hit by a sharp drop in volumes, following the crisis on the financial markets triggered by the collapse of Lehman Brothers.
In terms of exchange rates, the progressive decline of the euro-US dollar rate, will partly offset the positive effect resulting from external growth, which will make a substantial contribution to overall results in the second half of the year.

INVESTOR INFORMATION

Macroeconomic and market situation

By the end of the first half of the year, the global recession had eased somewhat.
The pace of falls in GDP and world trade intensified in the first quarter, but then eased in the second.
The signs are encouraging, but the timing and strength of the recovery remain uncertain.
In particular, the risk remains that the repercussions of the recession on the job market may continue to have a significant impact on final demand.
In the eurozone, confidence among companies and consumers improved towards the end of the first half.
Surveys of companies and households show that pessimism has eased.
However, household consumption plans remain on the cautious side, owing to uncertain employment prospects.
The main economies have pumped liquidity into their financial systems, in order to strengthen bank stability and support demand and employment.
Since the middle of March 2009, tensions on the monetary and financial markets have eased, with sharp rises in stock indices against a backdrop of falling liquidity.
Further government measures to support the financial system and increasing signs that growth is stabilising have helped strengthen investors' conviction that the most acute phase of the crisis is over.
As regards the economic outlook, international organisations believe that the global recovery could start, albeit slowly, in the next few months, while production should return to growth in 2010.
However, uncertainty over the scenario outlined for 2010 - particularly the timing and speed of the recovery - is particularly high, and depends chiefly upon the credit market returning to normal, which will improve companies' investment capacity, and a recovery of the job market, which will increase household disposable income.
Against this macroeconomic backdrop, the first half of 2009 closed in positive or slightly negative territory for the world's main stock markets, thanks to a general rally in the second quarter.
The MSCI Europe index closed up 2.3%, while in Italy the FTSE Italia All-Share index posted a negative performance of 0.3%, the FTSE MIB 2.0%, while the FTSE Italia Mid Cap closed up 10.4%; in the US the S&P 500 gained 1.8% in local currency over the period.
On the currency markets, the euro's depreciation against the dollar, which started in the last quarter of 2008, continued in the first half of 2009, as did its rise against sterling .

In relation to the reference market, in the first half of the year valuations of spirits companies were affected by fears over the growth of the business, due especially to the general destocking trend among distributors and the slowdown in consumption in western and emerging markets.
However, although visibility is limited, growing expectations from March 2009 that the destocking trend will ease on some of the main markets has helped strengthen investors' opinion that the worst is over.
In the first half, the performance of European spirits companies was on average negative at -0.7%, while the DJ Stoxx 600 Food & Beverage benchmark index gained 2.2%.

Campari shares

In the first half of 2009 the Campari share gained 18.9% in absolute terms versus the closing price on 30 December 2008.
On 23 March 2009 the Campari share started trading on the FTSE MIB (which replaced the S&P/MIB from 1 June 2009), the basket that comprises the 40 most representative listed Italian companies, selected on the basis of sector representation, floating capital and volumes traded.
Campari shares outperformed the Italian market and sector indices.
With respect to the leading Italian equity market indices, Campari shares outperformed the FTSE Italia All-Share index and the FTSE MIB by 19.2% and 20.9% respectively.
The shares also outperformed the DJ Stoxx 600 Food & Beverage index by 16.7%.
The Campari share's performance in the first half was boosted by the announcement of sound financial results for a company which operates in a defensive sector but is not invulnerable to negative economic trends; its performance was also helped by the announcement of the acquisition of Wild Turkey, which enabled the Group to significantly strengthen its brand portfolio in the spirits sector, and increased its exposure to the strategic US market.
The minimum closing price for the period, recorded on 6 March 2009, was € 3.89.
The maximum closing price, recorded on 29 June 2009, was € 5.79.
An average of 749,000 shares were traded daily in the first half of 2009, with an average daily value of € 3.7 million.
At 30 June 2009, Campari's market capitalisation was € 1,657 million.

Performance of the Campari share price, the FTSE Italia All-Share index and the DJ Stoxx 600 Food & Beverage index since 1 January 2009


Prezzo Azione Campari (Euro)
6.80
6.40
6.00
5.60
5.20
4.80
4.40
4.00
3.60
3.20
2.80
Controvalore (mln Euro)
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Campari (Equity turnover)
Campari (stock price)
FTSE Italia All Shares (rebased)
DJ Stoxx 600 Food & Bev (rebased)

Revised shareholder base

At 30 June 2009, the main shareholders were:

Shareholder (1)	No. of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	28,472,592	9.805%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

Dividend

On 30 April 2009 the shareholders' meeting approved the full-year results for 2008 and agreed the payment of a dividend of € 0.11 per outstanding share.
The ex-date (coupon no. 5) was 18 May 2009, and the dividend was paid (except on own shares) from 21 May 2009.

Stock information (1)		First half 2009	2008	2007	2006	2005	2004	2003	2002	2001
Reference share price										
Price at end of period	€	5.71	4.80	6.56	7.52	6.24	4.73	3.85	3.00	2.64
Maximum price	€	5.79	6.60	8.41	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	3.89	3.85	6.50	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	4.85	5.55	7.54	7.32	5.74	4.04	3.30	3.16	2.72
Capitalisation and volume:										
Average daily trading volume	million shares	0.7	0.7	0.8	0.6	0.5	0.4	0.4	0.5	0.7
Average daily trading value	€ million	3.7	3.7	5.8	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation (2) at end of period	€ million	1.657	1.394	1.904	2.183	1.812	1.372	1.117	871	766
Dividend:										
Dividend per share (3)	€	-	0.11	0.11	0.10	0.10	0.10	0.088	0.088	0.088
Total dividend (3) (4)	€ million	-	31.7	31.8	29.0	28.1	28.1	24.7	24.7	24.7

(1) Ten-for-one share split effective as of 9 May 2005.
(2) Initial Public Offering on 6 July 2001 at the price of € 3.10 per share. Average daily volumes after the first week of trading were 422,600 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.
(3) Classified on an accruals basis.
(4) In 2001, 2002 and 2003, 280,400,000 shares carried dividend rights. Figures for subsequent years were: 281,048,090 shares in 2004; 281,356,013 shares in 2005; 290,399,453 shares in 2006; 289,355,546 shares in 2007 and 288,190,253 shares in 2008.

CONDENSED HALF-YEAR CONSOLIDATED REPORT

FINANCIAL STATEMENTS

Consolidated separate income statement

	Note	First half 2009 €/000	*of which: related parties €/000*	First half 2008 €/000	*of which: related parties €/000*
Net sales	8	**441,782**	*4,184*	**431,213**	*6,653*
Cost of goods sold	9	(192,886)	*13*	(193,622)	*(6)*
Gross profit		**248,895**	*4,197*	**237,591**	*6,647*
Advertising and promotional costs		(71,996)	*(1,369)*	(75,363)	*(1,863)*
Contribution margin		**176,899**	*2,828*	**162,228**	*4,784*
Structure costs	10	(80,075)	*(68)*	(69,771)	*(1,785)*
of which: one-offs	*11*	*(1,564)*	-	*1,679*	*(1,541)*
EBIT		**96,824**	*2,760*	**92,457**	*2,999*
Financial income (charges)	12	(13,289)	*(6)*	(8,223)	*19*
of which: one-off financial charges		*(3,930)*	-	-	-
Portion of profit (loss) of companies valued at equity		(254)	*(254)*	152	*152*
Put option charges	13	-	-	(682)	-
Profit before tax		**83,281**	*2,500*	**83,705**	*3,170*
Taxes	14	(22,953)	-	(23,749)	-
Net profit		**60,328**	*2,500*	**59,955**	*3,170*
Minority interests		(216)	-	(127)	-
Group net profit		**60,112**	*2,500*	**59,828**	*3,170*
Basic earnings per share (€)		0.21		0.21	
Diluted earnings per share (€)		0.21		0.20	

Consolidated statement of comprehensive income

	First half 2009 €/000	First half 2008 €/000
First-half profit (A)	**60,328**	**59,955**
Cash flow hedge:		
Profit (loss) for the period	(14,598)	3,962
Less: profit (loss) reclassified in the separate income statement	(659)	27
Net gains (losses) from cash flow hedge	(13,939)	3,935
Tax effect	4,180	(1,089)
Cash flow hedge	**(9,759)**	**2,846**
Translation difference	**1,328**	**(18,316)**
Other total profits (losses) (B)	**(8,431)**	**(15,470)**
Total profits (A+B)	**51,897**	**44,485**
Attributable to:		
Parent Company shareholders	51,688	44,358
Minority interests	208	127

Consolidated balance sheet

	Note	30 June 2009 €/000	of which: related parties €/000	31 December 2008 €/000	of which: related parties €/000
ASSETS					
Non-current assets					
Net tangible assets	15	265,862	-	176,486	-
Biological assets	16	18,112	-	18,018	-
Investment property	17	670	-	666	-
Goodwill and trademarks	18	1,210,721	-	920,315	-
Intangible assets with a finite life	19	5,470	-	5,105	-
Investments in affiliated companies and joint ventures		656	-	1,101	-
Deferred tax assets		19,394	-	14,362	-
Other non-current assets		6,934	-	7,473	-
Total non-current assets		**1,527,818**	**-**	**1,143,525**	**-**
Current assets					
Inventories	20	263,166	-	165,717	-
Trade receivables		216,678	3,612	272,096	5,192
Short-term financial receivables		2,389	128	4,093	636
Cash and equivalents	21	146,391	-	172,558	-
Other receivables		32,928	14	32,447	1,551
Total current assets		**661,552**	**3,754**	**646,912**	**7,379**
Non-current assets held for sale	22	12,668	-	12,670	-
Total assets		**2,202,038**	**3,754**	**1,803,107**	**7,379**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Share capital	23	29,040		29,040	
Reserves	23	944,969		923,821	
Parent Company's portion of shareholders' equity		974,009		952,861	
Minorities' portion of shareholders' equity		2,358		2,136	
Total shareholders' equity		**976,367**	**-**	**954,997**	**-**
Non-current liabilities					
Bonds	24	480,925	-	316,852	-
Other non-current financial liabilities	24	293,726	-	56,654	-
Defined benefit plans		10,167	-	10,663	-
Reserve for risks and future liabilities	26	8,964	-	9,013	-
Deferred tax liabilities		73,255	-	69,486	-
Total non-current liabilities		**867,037**	**-**	**462,668**	**-**
Current liabilities					
Payables to banks	24	28,575	-	107,454	-
Other financial payables	24	24,723	-	25,843	-
Trade payables		197,819	*450*	152,145	*1,012*
Tax payables	27	65,799	*27,734*	59,273	*22,016*
Other current liabilities		41,717	-	40,727	-
Total current liabilities		**358,633**	**28,184**	**385,442**	**23,028**
Total liabilities and shareholders' equity		**2,202,038**	**28,184**	**1,803,107**	**23,028**

Cash flow statement

	Note	First half 2009 €/000	First half 2008 €/000
Cash flow from (used in) operating activities			
Operating profit		96,824	92,457
Adjustments to reconcile operating profit and cash flow:			
Depreciation and amortisation		10,713	9,592
Capital gains on the sale of fixed assets		(816)	(6,332)
Write-downs of fixed assets		284	29
Fund provisions		720	652
Use of funds		(1,847)	(3,656)
Other non-cash items		2,999	337
Changes in operating working capital		91,015	(14,720)
Other changes in non-financial assets and liabilities		(7,440)	(251)
Taxes paid		(8,094)	(28,816)
		184,358	**49,292**
Cash flow from (used in) investing activities			
Purchase of tangible and intangible fixed assets		(33,599)	(21,976)
Income from sales of fixed assets		1,212	7,872
Payments on account in respect of fixed assets		-	1,465
Acquisition of companies or holdings in subsidiaries	6	(155)	(57,041)
Acquisition of Wild Turkey and Odessa	6	(431,943)	-
Interest income		4,258	5,554
Dividends received		-	251
Other changes		-	(150)
		(460,228)	**(64,025)**
Cash flow from (used in) financing activities			
Private placement	24	180,636	-
Term and revolving loan facility	24	214,197	-
Repayment of medium/long-term financing	24	(2,225)	(1,778)
Net change in short-term bank debt	24	(77,982)	(28,208)
Interest expense		(15,987)	(13,097)
Change in other financial payables and receivables		(4,717)	2
Purchase and sale of own shares		(1,128)	
Dividends paid to minority shareholders		-	(434)
Net change in securities		3,240	4
Dividend paid by Parent Company	23	(31,701)	(31,829)
		264,333	**(75,341)**
Exchange rate differences and other changes in shareholders' equity			
Effect of exchange rate differences on operating working capital		(10,036)	2,669
Other exchange rate differences and other changes in shareholders' equity		(4,593)	(2,079)
		(14,629)	**589**
Net change in cash and cash equivalents: increase (decrease)		**(26.167)**	**(89,485)**
Cash and cash equivalents at start of period	21	172,558	199,805
Cash and cash equivalents at end of period	21	146,391	110,322

Statement of changes in shareholders' equity

	Group shareholders' equity							Minority interests	Total shareholders' equity
	Share capital	Legal reserve	Retained earnings	Stock option reserve	Cash flow hedging	Translation reserve	**Total**		
	€/000	€/000	€/000	€/000	€/000	€/000	**€/000**	€/000	€/000
Balance at 1 January 2009	**29,040**	**5,808**	**953,817**	**9,731**	**13,014**	**(58,548)**	**952,861**	**2,136**	**954,997**
Dividend paid									
to Parent Company shareholders	-	-	(31,701)	-	-	-	**(31,701)**	-	(31,701)
Purchase of own shares	-	-	(1,128)	-			**(1,128)**	-	(1,128)
Change in basis of consolidation	-	-	-	-			-	14	14
Stock options	-	-	-	2,288	-	-	**2,288**	-	2,288
First-half profit	-	-	60,112	-	-	-	**60,112**	216	60,328
Other profit (losses)	-	-	(106)	-	(9,653)	1,336	**(8,423)**	(8)	(8,431)
Total profit	-	-	60,006	-	(9,653)	1,336	**51,688**	208	51,897
Balance at 30 June 2009	**29,040**	**5,808**	**980,993**	**12,019**	**3,361**	**(57,212)**	**974,009**	**2,358**	**976,367**

	Group shareholders' equity							Minority interests	Total shareholders' equity
	Share capital	Legal reserve	Retained earnings	Stock option reserve	Cash flow hedging	Translation reserve	**Total**		
	€/000	€/000	€/000	€/000	€/000	€/000	**€/000**	€/000	€/000
Balance at 1 January 2008	**29,040**	**5,808**	**863,848**	**6,032**	**10,873**	**(38,975)**	**876,626**	**1,928**	**878,554**
Dividend paid									
to Parent Company shareholders	-	-	(31,829)	-	-	-	**(31,829)**	-	(31,829)
Stock options	-	-	-	1,767	-	-	**1,767**	-	1,767
First-half profit	-	-	59,828	-	-	-	**59,828**	127	59,955
Other profit (losses)	-	-	-	-	2,846	(18,316)	**(15,470)**	-	(15,470)
Total profit	-	-	59,828	-	2,846	(18,316)	**44,358**	127	44,485
Balance at 30 June 2008	**29,040**	**5,808**	**891,847**	**7,799**	**13,719**	**(57,291)**	**890,922**	**2,055**	**892,977**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock exchange, with registered office at Via Franco Sacchetti 20, 20099 Sesto San Giovanni (Milan), Italy.
The publication of this report for the six months to 30 June 2009 was authorised by the Board of Directors on 5 August 2009.
The accounts are presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

The condensed version of the half-year interim financial statements was prepared in consolidated format pursuant to article 154-ter of Legislative Decree 58 of 24 February 1998 (TUF) as amended, and was drafted in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.
The term IFRS also encompasses the International Accounting Standards (IAS) still in force, as well as all interpretation documents of the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).
The condensed report was drafted in accordance with IAS 34 (Interim Financial Reporting), using the same principles as those applied in the preparation of the consolidated financial statements for the year ending 31 December 2008, except where stated in note 3 below - *Changes in accounting principles*.
This half-year report does not include all the information and notes required in an annual report, and should therefore be read in conjunction with the consolidated financial statements for the year ending 31 December 2008.
Unless otherwise indicated, the figures reported in these notes are expressed in thousand euro.

Form and content

In accordance with the format selected by the Campari Group, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately. The management considers that this format provides a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.
In the income statement (classified by function), income and charges from one-off transactions such as capital gains/losses on the sale of shareholdings, restructuring costs, financial charges and any other non-recurring income/expenses are shown separately; this provides a clearer picture of the company's operating performance. One-off items are also discussed in detail in these notes.
The definition of "non-recurring" here conforms to that set out in Consob communication DEM/6064293 of 28 July 2006.
In the first half of 2009, the Group did not carry out any atypical and/or unusual transactions, as defined in the same communication.
The cash flow statement was prepared using the indirect method.
Lastly, with reference to the requirements of Consob resolution 15519 of 27 July 2006 in relation

to financial statements, the income statement and balance sheet contain columns providing information on any significant transactions with related parties.

Use of estimates

The preparation of the interim financial statements requires the management to make estimates and assumptions that have an impact on the value of revenues, costs, assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.
If, in the future, these estimates and assumptions, based on the best valuation currently available, differ from the actual circumstances, they will be amended accordingly at the time the circumstances change.
In particular, estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions.
The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the income statement.
However, some valuation procedures, especially those relating to the more complex valuations, such as the determination of any impairment losses on non-current assets, are generally carried out only at the time of preparing the annual report, when all the required information is available, except where there are indications of impairment requiring an immediate assessment of any losses in value.
Similarly, the actuarial valuations required to determine employee benefit funds are normally obtained at the time the annual report is prepared.

Basis of consolidation

The following changes in the basis of consolidation occurred in the first half of 2009:

- on 13 March 2009 the Group acquired 99.25% of CJSC Odessa Plant of Sparkling Wines, based in Odessa, Ukraine;
- on 10 April 2009 the remaining 50% of MCS S.c.a.r.l., a Brussels-based company operating in Belgium and Luxembourg, was acquired and therefore became a wholly-owned subsidiary, fully consolidated from the acquisition date; subsequently, on 29 June 2009, MCS changed its legal status from that of a co-operative company (S.c.a.r.l.) to a limited liability company (S.p.r.l.);
- on 29 May 2009, as part of the acquisition of Wild Turkey, the companies Rare Breed Distilling LLC, based in Wilmington, USA and Campari Australia Pty Ltd., based in Sydney, Australia, were established;
- on 2 April 2009 Campari Finance Teoranta was closed down after the winding-up procedures were completed.

For information on the effects of these acquisitions, please refer to note 6 below - *Acquisitions*.

The table below lists the companies included in the basis of consolidation at 30 June 2009.

Name, activity	Location	Currency	Share capital at 30 June 2009 Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder
Parent Company						
Davide Campari-Milano S.p.A., manufacturing and holding company	Via Franco Sacchetti 20, Sesto San Giovanni	€	29,040,000			
Subsidiaries consolidated using the line-by-line method						
Italy						
Campari Italia S.p.A., trading company	Via Franco Sacchetti 20, Sesto San Giovanni	€	1,220,076		100.00	
Sella & Mosca S.p.A., manufacturing, trading and holding company	Località I Piani, Alghero	€	15,726,041	12.00	88.00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A (12%)
Sella & Mosca Commerciale S.r.l., trading company	Località I Piani, Alghero	€	100,000		100.00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., manufacturing, trading and holding company	Piazza Attilio Deffenu 9, Cagliari (operational headquarters in Alghero)	€	16,276,000		100.00	
Turati Ventisette S.r.l., dormant company	Via Franco Sacchetti 20, Sesto San Giovanni	€	10,000		100.00	
Europe						
Campari Deutschland GmbH, trading company	Bajuwarenring 1, Oberhaching	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, finance company	Avenue Louise 149/24, Brussels	€	246,926,407	26.00	74.00	Davide Campari-Milano S.p.A (26%), Glen Grant Ltd. (39%), DI.CI.E Holding B.V. (35%)
Campari France, manufacturing company	15 ter,Avenue du Maréchal Joffre, Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company	7 Rue du Gabian, Monaco	€	180,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company	Lindenstrasse 8, Baar	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
DI.CI.E. Holding B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	15,015,000	100.00		
Kaloyiannis-Koutsikos Distilleries S.A., manufacturing and trading company	6 & E Street, A' Industrial Area, Volos	€	8,884,200		75.00	O-Dodeca B.V.
O-Dodeca B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	2,000,000		75.00	DI.CI.E. Holding B.V.
Prolera LDA, services company	Rua Dos Murças 88, Funchal	€	5,000		100.00	
Société Civile du Domaine de Lamargue, manufacturing and trading company	Domaine de la Margue, Saint Gilles	€	4,793,184		100.00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., dormant company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Glen Grant Ltd., holding company	Glen Grant Distillery, Rothes, Morayshire	GBP	24,949,000		100.00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Campari Austria GmbH, trading company	Naglergasse 1/Top 13 A, Vienna	€	500,000		100.00	DI.CI.E. Holding B.V.
	Strawinskylaan 3105, 1077 ZX,					

Rotarius Holding B.V., holding company	Amsterdam	€	18,015		100.00	DI.CI.E. Holding B.V.
CJSC Odessa Sparkling Wine Company, manufacturing and trading company	36, Frantsuzky Boulevard, Odessa	UAH	13,041,016		99.25	Rotarius Holding B.V.
MC. S.p.r.l., trading company	Millenium Park, Avenue de la Métrologie 10, Brussels	€	1,009,872		100.00	DI.CI.E. Holding B.V. (85%), Campari Austria GmbH (15%)
Americas						
Campari Argentina S.R.L., trading company	Avenida Alicia Moreau de Justo 120, Piso 4, Oficina 404-A, Buenos Aires	ARS	11,750,000		100.00	DI.CI.E. Holding B.V. (95%), Campari do Brasil (5%)
Campari do Brasil Ltda., manufacturing and trading company	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville - Barueri - SP	BRL	218,631,059		100.00	
Gregson's S.A., trademark holder	Andes 1365, Piso 14, Montevideo	UYU	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc., holding company	One Beach Street, Suite 300, San Francisco	US$	266,324,274		100.00	
Skyy Spirits, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	54,897,000		100.00	Redfire, Inc.
Cabo Wabo LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	2,312,252		80.00	Redfire, Inc.
Sabia S.A., manufacturing and trading company	Vedia 4554, Buenos Aires	ARS	6,000,000		70.00	DI.CI.E. Holding B.V.
Rare Breed Distilling LLC, manufacturing and trading company	Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware	US$	100		100.00	Redfire, Inc.
Destiladora San Nicolas S.A. de C.V., manufacturing and trading company	C.P. 44200, Guadalajara, Jalisco	MXN	25,000,000		100.00	DI.CI.E. Holding B.V.
Red Fire Mexico,S. de R.L. de C.V., trading company	Agustin Yañez No. 2613-1a-113, Col. Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	1,254,250		80.00	DI.CI.E. Holding B.V.
Asia						
Qingdao Sella & Mosca Winery Co. Ltd., manufacturing and trading company	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24,834,454		93.67	Sella & Mosca S.p.A.
Campari (Beijing) Trading Co. Ltd., trading company	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1,005,530		100.00	DI.CI.E. Holding B.V.
Campari Japan Ltd., trading company	6-17-15, Jingumae Shibuya-ku, Tokyo	JPY	3,000,000		100.00	DI.CI.E. Holding B.V.
Oceania						
Campari Australia Pty Ltd., trading company	c/o KPMG - 10 Shelley Street, Sydney	AU$	1		100.00	DI.CI.E. Holding B.V.

Other holdings		Share capital at 30 June 2009		% ownedby the Parent Company		
Name, activity	Location	Currency	Amount	Indirect	Direct shareholder	Valuation method
Fior Brands Ltd., trading company (*)	co Ernst & Young - Ten George Street, Edinburgh	GBP	100	50.00	DI.CI.E. Holding B.V.	equity
International Marques V.o.f., trading company	Nieuwe Gracht 11, Haarlem	€	210,000	33.33	DI.CI.E. Holding B.V.	equity
Focus Brands Trading (India) Private Ltd., manufacturing and trading company	Chamber No. 1517, 15th Floor, Devika Towers, 6, Nehru Place, New Delhi	INR	15,998,250	26.00	DI.CI.E. Holding B.V.	equity

(*) company in liquidation

Exchange rates used in conversion of financial statements in foreign currency

The exchange rates used for conversion transactions are shown below.

	30 June 2009		31 December 2008		30 June 2008	
	Average rate	End-of-period rate	Average rate	End-of-period rate	Average rate	End-of-period rate
US dollar	1.3322	1.4134	1.4706	1.3917	1.5309	1.5764
Swiss franc	1.5056	1.5265	1.5871	1.4850	1.6059	1.6056
Brazilian real	2.9217	2.7469	2.6745	3.2436	2.5947	2.5112
Uruguayan peso	31.4781	33.2460	30.6205	33.9046	31.1256	30.5057
Chinese renminbi	9.1028	9.6545	10.2247	9.4956	10.8012	10.8051
UK pound	0.8939	0.8521	0.7965	0.9525	0.7753	0.7923
Indian rupee	65.5567	67.5180	63.7012	67.6360	-	-
Japanese yen	127.1951	135.5100	152.3306	126.1400	-	-
Argentine peso	4.8455	5.3586	4.6409	4.8044	4.8020	4.7660
Mexican peso	18.43339	18.5537	16.2967	19.2333	16.24551	16.2298
Ukrainian hryvnia	10.50136	10.9183	-	-	-	-

3. Changes in accounting principles

Accounting standards, amendments and interpretations applied since 1 January 2009

The following accounting standards, amendments and interpretations, which the IASB revised following its 2008 annual improvement process, were applied by the Group for the first time from 1 January 2009.

Revised IAS 1 - *Presentation of Financial Statements*
The revised version of IAS 1 (Presentation of Financial Statements) separates changes in shareholders' equity into shareholders' and non-shareholders' portions.
The statement of changes in shareholders' equity includes only transactions with shareholders, while all changes relating to transactions with non-shareholders are reported in the statement of comprehensive income, which contains all the revenue and cost items for the period recorded in the income statement, as well as any other revenue and cost items recognised directly in shareholders' equity.
The statement of comprehensive income may be presented in the form of either a single statement or two related statements.
The Group has applied the revised version of the accounting standard retrospectively from 1 January 2009, and has opted to highlight all the changes generated by transactions with non-shareholders in two statements, entitled "Consolidated separate income statement" and "Consolidated statement of comprehensive income" respectively, to provide information on performance in the period.
It has therefore modified the presentation of the "Statement of changes in shareholders' equity".

In addition, as part of the IFRS improvement process, on 22 May 2008 the IASB issued an amendment to the revised IAS 1, requiring assets and liabilities relating to hedging derivatives to be classified into current and non-current portions.
The adoption of this amendment did not require any changes in the presentation of asset and liability items, since the Group was already making a distinction between current and non-current portions.

IFRS 8 - *Operating Segments*
On 30 November 2006, the IASB issued accounting standard IFRS 8 (Operating Segments), which replaces IAS 14 (Segment Reporting).
The new standard became effective on 1 January 2009 and requires companies to report segment information based on the factors considered by management when making operating decisions. This therefore requires the identification of operating segments whose results are reviewed regularly by management for the purpose of making decisions about resources to be allocated to the segment and assessing its performance.
The adoption of this standard had no impact on the Group's net debt position or operating performance.
The operating segments defined by the Group in the application of this new principle are the same as those identified previously, in accordance with IAS 14.
Segment information is provided in note 7.

Revised IAS 23 - *Borrowing Costs*
The revised standard requires borrowing costs to be capitalised when these are incurred in respect of investments in assets which take a substantial period of time to be prepared for use or sale (qualifying assets), thereby removing the possibility of recognising such borrowing costs in the income statement.
In addition, as part of the 2008 improvement process, the IASB made a further amendment to the definition of borrowing costs, defining them as interest paid that is calculated using the effective interest rate method in accordance with IAS 39.
The Group, in compliance with the requirements of the transition phase, applied the new accounting standard prospectively from 1 January 2009, modifying its accounting procedures to include both the amended definition of borrowing costs and the amended accounting principle. However, the adoption of this principle had no effect on the financial statements in the first six months of 2009, as no significant investments were made in qualifying assets during the period.

Amendment to IFRS 2 - *Vesting Conditions and Cancellations*
The amendment to IFRS 2 (Vesting Conditions and Cancellations) narrows the definition of "vesting conditions" to one condition that includes an explicit or implicit obligation to provide a service.
Every other condition constitutes a "non-vesting condition" and must be taken into consideration when determining the fair value of the equity instruments assigned on the grant date.
The amendment also clarifies the situation whereby, if a grant of equity instruments does not occur because a non-vesting condition that is under the control of the entity or counterparty has not been met, this must be booked as a cancellation.
The principle was applied retrospectively by the Group from 1 January 2009; however, its application did not have any effects on the financial statements, since the Group has not undertaken any share-based payments with non-vesting conditions.

Improvement to IAS 19 - ***Employee Benefits***

The improvement to IAS 19 (Employee Benefits) clarifies the definition of cost/income relating to employees' past service.

If a plan is curtailed, the effect to be booked immediately to the income statement must only include the reduction of benefits for future periods.

This amendment must be applied prospectively to changes made to plans after 1 January 2009. The adoption of this amendment had no effect on the financial statements.

The amendment also redefined short-term and long-term benefits and revised the definition of the return on plan assets. It further determined that this item must be disclosed excluding any administration costs that are not already included in the value of the liability.

The Group adopted this principle retrospectively from 1 January 2009, but it had no effect on the financial statements as the Group's procedures already reflected it.

Improvement to IAS 20 - ***Accounting for Government Grants and Disclosure of Government Assistance***

The improvement to IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance) requires that government loans issued at a lower rate than the market rate or on an interest-free basis must be booked as if they were issued at market rates; the difference between the amount received and the present value is treated as a government grant and accounted for in accordance with IAS 20. These loans must be valued in accordance with the provisions of IAS 39 (Financial Instruments).

In accordance with the transition rules, the Group applied the new accounting standard from 1 January 2009; however, this had no effect on the financial statements for the six months to 30 June 2009.

Improvement to IAS 28 - ***Investments in Associates***

The improvement to IAS 28 (Investments in Associates) establishes that any impairment in shareholdings valued at equity must not be allocated to individual assets (particularly goodwill) making up the carrying value of the investment, but to the value of the holding in its entirety.

If, therefore, a subsequent reversal of the loss in value is warranted, this must be recognised in full.

In accordance with the transition rules, the Group has applied this amendment prospectively to any reversals carried out since 1 January 2009.

This had no effect on the interim financial statements as no reversals were made in the first half of 2009.

In addition, the improvement modified the disclosure requirements for investments in associates and joint ventures valued at fair value, in accordance with IAS 39; it also modified IAS 31 (Interests in Joint Ventures), IFRS 7 (Financial Instruments: Disclosures) and IAS 32 (Financial Instruments: Presentation).

These amendments did not apply in the Group's case at the reporting date.

Improvement to IAS 38 - ***Intangible Assets***

The improvement to IAS 38 (Intangible Assets) stipulates that advertising and promotional costs

should be disclosed on the income statement.
Such costs must be recorded on the income statement when the company has received the goods or services in question.
The standard was also amended to permit companies to adopt the unit of production method to calculate the amortisation of intangible assets with a finite life.
The Group opted to apply this amendment early, from 1 January 2008.

Improvement to IAS 41 - *Agriculture*
This amendment expands the concept of agricultural activity to include the processing of biological assets for sale as well as the harvesting and transformation of biological assets into agricultural produce.
In addition, if companies discount the expected future financial cash flows of the assets to determine their fair value, such discounting to current market rates must take account of the tax effect.
These changes had no impact on the Group's accounts.

Accounting standards, revisions and interpretations applicable from 1 January 2009 that are not relevant for the Group

The following revisions and interpretations, which are applicable from 1 January 2009, relate to issues that are not relevant for the Group at the date of this half-year report.

Improvement to IAS 16 - *Property, Plant and Equipment*
The improvement to IAS 16 (Property, Plant and Equipment) establishes that leasing companies must reclassify under inventories those assets which are no longer leased and which are held for sale; consequently, the gains on the sale of such assets must be recognised as income.
For the purposes of the cash flow statement, the cost paid for the construction or acquisition of assets to be leased to third parties, and the gains on the subsequent sale of such assets constitute cash flow generated (or used) by operating activities for the period.

Improvement to IAS 29 - *Financial Reporting in Hyperinflationary Economies*
The previous version of this standard did not reflect the fact that some assets and liabilities could be reported in the accounts at present value rather than historical cost; the amendment includes this possibility.

Amendment to IAS 32 - *Financial Instruments: Presentation, and to IAS 1 - Presentation of Financial Statements*
The change to IAS 32 requires that any financial instruments available for sale and obligations arising at the time of liquidation are classified as equity instruments if they meet certain conditions. The amendment to IAS 1 requires that certain information, relating to options available for sale that are classified as equity, is provided in the notes to the accounts.

Improvement to IAS 36 - *Impairment of Assets*
The amendment requires the disclosure of additional information on the discount rates applied to the cash flow projections, the growth rate used and the period over which cash flows have been projected in cases where discounted cash flows (DCF) have been used to estimate the fair

value less sales costs.
The same information is also required in cases where the DCF method is used to estimate the value in use.

Improvement to IAS 39 - ***Financial Instruments: Recognition And Measurement***

This improvement defines the effective interest rate of a financial instrument when fair value hedge accounting is discontinued.

Improvement to IAS 40 - ***Investment Property***

This amendment requires that investment property under construction is now treated under IAS 40 instead of IAS 16.
If the fair value cannot be determined, the investment property under construction must be calculated at cost until such time as the fair value can be determined or the building is complete.

The interpretations issued by IFRIC and listed below also relate to issues that do not apply to the Group at the date of this interim report.

- IFRIC 13 - Customer Loyalty Programmes;
- IFRIC 15 - Agreements for the Construction of Real Estate;
- IFRIC 16 - Hedges of a Net Investment in a Foreign Operation.

4. Seasonal factors

Sales of some Campari Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.
In particular, soft drink consumption tends to increase during the hottest months of the year (May-September), but, more importantly, summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.
Sales of other products, such as sparkling wines, are highly concentrated in some countries in certain periods of the year (mainly Christmas).
While such products are not affected by external factors, the Group is nevertheless exposed to greater commercial risk, since sales generated in only two months have a determining influence on full-year performance.
In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, helps to reduce substantially any risks relating to seasonal factors.

5. Default risk: negative pledges and debt covenants

The agreements relating to the Parent Company's bond issue, the Redfire, Inc. private placements and the term and revolving loan facilities of the Parent Company and Campari Finance Belgium S.A. provide for negative pledges and debt covenants.
The negative pledge clauses are intended to limit the Group's ability to grant significant rights over the Group's assets to third parties, in particular by establishing specific restrictions on selling or pledging assets.
The covenants include the Group's obligation to attain particular levels for certain financial indicators, most notably the ratio of net debt to measures of Group profitability.

If the Group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.
The ratios are monitored by the Group at the end of each quarter and have so far been a long way from reaching the thresholds that would constitute non-compliance.

6. Acquisitions

In the first half of 2009, the Group completed the acquisitions of Wild Turkey and CJSC Odessa Plant of Sparkling Wines.
In addition, the remaining 50% of MCS S.c.a.r.l. was acquired, taking the Group's ownership to 100%.
The total cash outlay, including related costs, was € 432.1 million, net of the company's cash position (€ 0.5 million), as set out in the consolidated cash flow statement.
The acquisitions described in this section were reported using the purchase method, applying the exchange rate on the date each transaction was completed, which could therefore differ from that shown in the notes to the balance sheet and income statement, since year-end exchange rates are used to convert these figures.
In addition, for the acquisitions of Wild Turkey and CJSC Odessa Plant of Sparkling Wines, the allocation of the purchase price to tangible and intangible assets is provisional.
Therefore, the difference between the price paid and the fair value of the net assets acquired has been provisionally allocated to goodwill even though the acquisitions also included brands, since the value of these is still being assessed.
The provisional classification adopted for the purposes of this interim report has no financial impact since the brands acquired, as well as the goodwill, have indefinite useful lives.
The values mentioned below may therefore be adjusted when further information is obtained on the preliminary estimates of fair value made at the time of purchase.

Wild Turkey
On 29 May 2009 the Group completed the acquisition of the Wild Turkey business unit from the Pernod Ricard group.
The acquisition includes the Wild Turkey and American Honey brands, a distillery in Kentucky (US), and stocks of liquid undergoing the ageing process and finished products.
The final price of the acquisition, including costs directly attributable to the acquisition, was US$ 582.3 million (€ 417.5 million at the exchange rate in force on the date of the acquisition).

The acquisition was financed through bank loans taken out by the Parent Company and Campari Finance Belgium S.A. totalling US$ 300 million and a US$ 275 million loan obtained by Redfire, Inc. The remainder was funded by Redfire, Inc. from its own resources.
Redfire, Inc. repaid the above-mentioned loan on 18 June 2009 using the proceeds of a private placement on the US market (US$ 250 million) plus own resources.

The fair value of Wild Turkey's assets and liabilities on the acquisition date is shown in the table below.

	Carrying value €/000	Fair value at acquisition date €/000
Fixed assets		
Tangible and intangible assets	33,054	65,790
Total fixed assets	33,054	65,790
Current assets		
Inventories	121,951	79,613
Other receivables	2,089	2,089
Total current assets	124,040	81,702
Total assets	**157,094**	**147,492**
Current liabilities		
Trade payables	7,477	7,477
Provisions for risks and future liabilities	-	774
Other payables	657	657
Total current liabilities	8,134	8,908
Total liabilities	**8,134**	**8,908**
Net assets acquired		**138,584**
Goodwill generated by the acquisition		**278,866**
Acquisition cost		417,450
of which		
Price paid in cash, including related expenses		417,450
Total value of the investment, net of cash and including financial payables acquired		**417,450**
of which		
Price paid in cash including related expenses		417,450
Cash acquired		-
Financial payables acquired		-

As described above, the acquisition was carried out via a special purpose vehicle established under US law, whose accounting balances at the start of the year were directly determined by applying the purchase price allocation method to Wild Turkey's assets.
The allocation of the acquisition cost was carried out using unaudited balance sheet figures provided by the seller on the acquisition date.
The acquisition price of US$ 582.3 million (€ 417.5 million at the exchange rate known to the parties when the business unit was transferred), which has been paid in full, includes costs directly related to the transaction of US$ 3.7 million (€ 2.7 million at the exchange rate on the acquisition date).
The purchase price allocation was carried out provisionally taking into account the information made available by the seller, and based on the recognition and recalculations of items made in conjunction with an independent expert.
These assets, and particularly the valuation of the acquired brands, which represent a significant proportion of the business unit's value, are still in the process of being assessed, and therefore,

the difference between the price paid and the fair value of the net assets acquired (€ 278.9 million) has been provisionally allocated to goodwill.
The difference arising from the definitive allocation compared to the provisional allocation used in the interim consolidated financial statements will not have any financial effects, since both the brands and goodwill are indefinite-life intangible assets and are therefore not subject to amortisation.
The above-mentioned values may therefore be adjusted following receipt of further information on the preliminary estimates of fair value made at the time of purchase.
The Wild Turkey business has been consolidated since its acquisition date, and contributed around € 6.0 million to the Group's sales during the period.

Odessa Plant of Sparkling Wines
On 13 March 2009, the Campari Group completed the acquisition of 99.25% of the share capital of the Ukrainian company CJSC Odessa Plant of Sparkling Wines, which is headquartered in Odessa.
The company owns a sparkling wine production plant and a brand portfolio that includes Odessa, Golden Duke and L'Odessika.
The remaining 0.75% of the share capital continues to be held by a number of shareholders who are independent of the sellers of the majority stake.
The acquisition cost was US$ 18.1 million (€ 14.3 million at the exchange rate on the transaction date), plus related expenses of € 0.7 million.

The fair value of Odessa's assets and liabilities on their acquisition date is shown in the table below.

	Carrying value €/000	Fair value at acquisition date €/000
Fixed assets		
Tangible and intangible assets	2,220	2,220
Other non-current assets	257	257
Total fixed assets	2,477	2 477
Current assets		
Inventories	1,921	1,921
Receivables from customers	1,202	1,202
Other receivables	240	240
Cash and banks	537	537
Total current assets	3,900	3,900
Total assets	**6,377**	**6,377**
Non-current liabilities		
Non-current financial liabilities	2,295	2,295
Current liabilities		
Current financial liabilities	528	528
Payables to suppliers	1,377	1,377
Other payables	287	287
Total current liabilities	2,193	2,193
Total liabilities	**4,488**	**4,488**
Share in net assets acquired (99.25%)		**1,875**
Goodwill generated by acquisition		**13,156**
Investment payment		**15,031**
of which		
Price paid in cash including related costs		15,031
Total investment cost, excluding cash and including company debt acquired		**17,316**
of which		
Price paid in cash including related costs		15,031
Cash acquired		(537)
Company debt acquired		2,823

The acquisition price, paid in cash, was US$ 18.1 million (€ 14.3 million at the exchange rate on the acquisition date), plus additional transaction costs of € 0.7 million.

The calculation of the fair value of net assets acquired is still under way, and therefore the difference between price paid and net assets acquired (€ 13.1 million) has been provisionally booked to goodwill.
The above-mentioned values may be adjusted following receipt of further information on the preliminary fair value estimates made at the time of purchase.
In view of the small amounts involved and the fact that the most valuable assets acquired are trademarks with an indefinite life, this provisional allocation does not have any financial effect on the condensed interim consolidated financial statements.
Odessa has contributed around € 1.1 million to the Group's sales for the period since its acquisition date.

MCS S.p.r.l.

On 10 April 2009 the Group acquired the remaining 50% of MCS S.c.a.r.l, a Brussels-based company operating in Belgium and Luxembourg, which was previously 50%-owned by the Group.
Following the acquisition, the Group's ownership rose to 100% and, consequently, the company was fully consolidated from that date.
The purchase price of € 155 thousand was paid in full, and the business combination was accounted for using the purchase method: the net asset values involved were not significant.
On 29 June, the company changed its name and was converted from a co-operative (MCS S.c.a.r. l.) into a limited liability company (MCS S.p.r.l.).

7. Results by business segment

For operational reasons, the Group is organised by segments, defined as a clearly identifiable part of the Group which provides similar products, and which is subject to risks and benefits that differ from those of the Group's other segments.

The segments in which the Group operates are:
spirits: alcohol-based beverages with alcohol content either below or above 15% by volume; drinks above 15% are defined by law as "spirit drinks";
wines: both sparkling and still wines including aromatised wines such as vermouth;
soft drinks: non-alcoholic beverages;
other: sales related to the business of co-packing, raw materials and semi-finished products.

The above-mentioned business segments, as defined for reporting purposes, do not include a combination of other segments.
The management monitors the contribution margins of the business areas separately in order to make decisions on the allocation of resources and the assessment of performance.

The performance of segments is assessed using the contribution margin; structure costs, financial income and charges, and income tax are managed at Group level and are not therefore allocated to individual operating segments.

First half 2009	Spirits €/000	Wines €/000	Soft drinks €/000	Other sales €/000	Total operations €/000
Revenues(*)					
Net sales to third parties	319,316	59,838	56,835	5,794	441,782
Income and profits					
Income by segment	140,870	13,876	21,365	788	176,899
Unallocated costs					(80,075)
EBIT					96,824
Net financial income (charges)					(13,289)
Portion of results of companies valued at equity	(185)	(51)	(18)		(254)
Put option charges					-
Tax					(22,953)
Minorities					(216)
Group net profit					60,112

(*) There were no inter-segment sales

First half 2008	Spirits €/000	Wines €/000	Soft drinks €/000	Other sales €/000	Total operations €/000
Revenues (*)					
Net sales to third parties	304,310	60,082	58,427	8,394	431,213
Income and profits					
Income by segment	124,746	13,126	22,985	1,370	162,228
Unallocated costs					(69,771)
EBIT					92,456
Net financial income (charges)					(8,223)
Portion of results of companies valued at equity	103	35	15		152
Put option charges					(682)
Tax					(23,749)
Minorities					(127)
Group net profit					59,827

(*) There were no inter-segment sales

In relation to new business combinations in the period that led to significant changes in total assets, note that the assets of Wild Turkey, net of goodwill, relate to the spirits segment, while those of Odessa relate to wines.

8. Revenues

A breakdown of revenues from sales is shown in the table below.

	First half 2009 €/000	First half 2008 €/000
Sale of goods	439,866	427,578
Provision of services	1,916	3,635
Total net sales	**441,782**	**431,213**

The provision of services refers to bottling the products of third parties.

9. Cost of goods sold

A breakdown of the cost of goods sold is shown by function and by nature in the two tables below.

Cost of goods sold by function

	First half 2009 €/000	First half 2008 €/000
Materials and manufacturing costs	176,109	177,106
Distribution costs	16,777	16,516
Total cost of goods sold	**192,886**	**193,622**

Cost of goods sold by nature

	First half 2009 €/000	First half 2008 €/000
Raw materials and finished goods acquired from third parties	146,398	147,912
Staff costs	14,862	13,991
Depreciation and amortisation	8,007	7,372
Utilities	3,526	3,153
External production and maintenance costs	5,208	5,807
Variable transport costs	12,077	12,296
Other costs	2,808	3,094
Total cost of goods sold	**192,886**	**193,622**

10. Structure costs

A breakdown of structure costs is shown by function and by nature in the two tables below.

Structure costs by function:

	First half 2009 €/000	First half 2008 €/000
Sales costs	38,435	36,117
General and administrative costs	41,640	33,654
Total structure costs	**80,075**	**69,771**

Structure costs by nature

	First half 2009 €/000	First half 2008 €/000
Agents and other variable sales costs	7,075	8,817
Depreciation and amortisation	2,707	2,196
Staff costs	39,393	33,904
Travel, transfers, training and meetings	6,571	6,470
Utilities	1,711	1,748
Services, maintenance and insurance	9,321	7,513
Rental and operating leases	4,992	4,728
Other costs	6,741	6,073
One-offs: financial income (charges)	1,564	(1,679)
Total structure costs	**80,075**	**69,771**

A breakdown of one-offs: financial income and charges, is given in the next section.

11. One-offs: income and charges

A breakdown of this item is shown in the table below.

	First half 2009 €/000	First half 2008 €/000
Capital gains on the sale of buildings	-	6,157
Other capital gains from the sale of tangible assets	-	144
Total one-offs: income	-	6,301
Loss from the liquidation of Campari Finance Teoranta	(301)	-
Staff restructuring costs	(985)	(2,368)
Miscellaneous taxes for subsidiaries	-	(91)
Penalty paid for early termination of a distribution relationship	-	(1,541)
Other one-off charges	(279)	(622)
Total one-offs: charges	(1,565)	(4,622)
Net total	**(1,565)**	**1,679**

12. Financial income and charges

A breakdown of net financial income and charges is as follows:

	First half 2009 €/000	First half 2008 €/000
Bank and term deposit interest	4,206	4,513
Other income	633	1,316
Total financial income (at cost)	**4,839**	**5,829**
Net change in the fair value of bonds and derivative hedging instruments	-	129
Cash flow hedging reserve allocated to the income statement during the year	386	-
Total financial income	**5,225**	**5,958**
Net financial charges on bonds and private placement	(8.990)	(9,251)
Interest payable on leases	(176)	(394)
Bank interest payable	(2,350)	(2,862)
Bank charges	(796)	(443)
Other charges	(862)	(342)
Total financial charges (at cost)	**(13,175)**	**(13,292)**
Net change in the fair value of bonds and derivative hedging instruments	(248)	-
Total financial charges	**(13,423)**	**(13,292)**
Net realised exchange rate differences	(571)	(526)
Net unrealised exchange rate differences	(590)	(364)
Exchange rate differences	**(1,161)**	**(889)**
Financial charges relating to term loan facility	(3,930)	-
One-offs: financial charges	**(3,930)**	**-**
Net financial income (charges)	**(13,289)**	**(8,223)**

One-off financial charges, totalling € 3,930 thousand, are entirely due to the structuring costs of the unused portion of the term loan facility, as well as the portion used and cancelled following the issue of senior unsecured notes on the US institutional investor market (US private placement).

13. Put option charges

Put option charges relate to the portions of the profit or loss pertaining to the minority shareholders of Cabo Wabo, LLC, Redfire Mexico S. de R.L. de C.V. and Sabia S.A.
The agreements to acquire Cabo Wabo and Sabia S.A. provide for the option of increasing the Group's holdings in the companies via put/call options that can be exercised in 2012 and 2015 for Cabo Wabo and 2012 for Sabia S.A.
In keeping with international accounting standards, the Group therefore recorded these acquisitions at 100%, including a financial payable for the shares not yet owned.

The portion of profit or loss for the period pertaining to these minorities was classified under the relevant heading on the income statement.
In the first six months of 2009 this item was zero as the subsidiaries broke even.

14. Tax

A breakdown of current and deferred tax is shown in the table below.

	First half 2009 €/000	First half 2008 €/000
Corporate income tax - current		
- taxes for the period	(18,751)	(18,192)
- taxes relating to previous periods	(988)	(357)
Deferred taxes		
- newly-reported and cancelled temporary differences	(3,214)	(5,200)
Income tax posted to the income statement	**(22,953)**	**(23,749)**

15. Net tangible fixed assets

Changes in this item are shown in the table below.

	Land and buildings €/000	Plant and machinery €/000	Other €/000	Total €/000
Opening carrying value	143,136	194,267	31,650	369,053
Opening accumulated depreciation	(38,991)	(130,612)	(22,964)	(192,568)
Balance at 31 December 2008	**104,145**	**63,654**	**8,686**	**176,485**
Change in basis of consolidation	16,029	1,882	49,360	67,271
Investments	17,475	9,934	3,312	30,720
Disposals	-	(20)	(5)	(24)
Depreciation	(1,959)	(5,509)	(1,377)	(8,846)
Reclassifications	960	5,600	(6,561)	(0)
Write-downs	(7)	(261)	(15)	(284)
Exchange rate differences	718	539	(365)	892
Other changes		(1)	(352)	(353)
Balance at 30 June 2009	**137,360**	**75,819**	**52,683**	**265,862**
Closing carrying value	181,640	212,802	86,319	480,761
Closing accumulated depreciation	(44,280)	(136,983)	(33,636)	(214,899)

The change in the basis of consolidation, totalling € 67,271 thousand, was due to the acquisition

of Wild Turkey (€ 65,376 thousand) and the acquisition of Odessa (€ 1,836 thousand).
Investments in land and buildings during the period were chiefly attributable to the costs of building the Group's new headquarters in Sesto San Giovanni (€ 3,952 thousand), the new warehouse in Novi Ligure (€ 5,637 thousand) and the plant in Suape for Campari do Brasil Ltda. (€ 5,812 thousand).
The increase in plant and machinery relates to investment in electrical and mechanical equipment for the new headquarters in Sesto San Giovanni (€ 5,259 thousand), new electrical plant and machinery for the Novi Ligure facility (€ 1,175 thousand), plant for the new production facility in Suape, Brazil (€ 1,107 thousand) and new plant and machinery for the facility at Canale (€ 763 thousand).
Investments in other tangible fixed assets mainly relate to the purchase of furniture and equipment for the new headquarters in Sesto San Giovanni (€ 1,209 thousand) and the purchase of barriques (wooden barrels) by Glen Grant Distillery Ltd. (€ 802 thousand).

16. Biological assets

Changes in this item are shown in the table below.

	Assets valued at fair value €/000	Assets valued at cost €/000	Total €/000
Opening value	3,144	20,424	23,568
Opening accumulated depreciation	(5,550)	(5,550)	
Balance at 31 December 2008	**3,144**	**14,874**	**18,018**
Investments	238	347	585
Fair value valuation charges	(22)	-	(22)
Depreciation	-	(447)	(447)
Other changes	-	(22)	(22)
Balance at 30 June 2009	**3,360**	**14,752**	**18,112**
Closing value	3,360	20,720	24,080
Closing accumulated depreciation	-	(5,968)	(5,968)

Investments in the period all relate to Sella & Mosca S.p.A., and concerned vineyards in Sardinia and Tuscany.

17. Investment property

On 30 June 2009, investment property of € 670 thousand remained broadly unchanged from the end of the previous year, and included apartments and a shop in the provinces of Milan, Bergamo and Verbania, and two buildings in the province of Como.
The carrying value of investment property is close to fair value.

18. Goodwill and trademarks

Changes during the period are indicated in the table below.

	Goodwill €/000	Trademarks €/000	Total €/000
Balance at 31 December 2008	**704,647**	**215,668**	**920,315**
Change in basis of consolidation	287,913	-	287,913
Exchange rate differences	4,416	(1,373)	3,043
Other changes	(549)	-	(549)
Balance at 30 June 2009	**996,426**	**214,295**	**1,210,721**

The change in the basis of consolidation was mainly due to the provisional allocation to goodwill of the difference between the price paid and the fair value of the net assets of Wild Turkey and Odessa (€ 275,217 thousand and € 12,445 thousand at the exchange rates on their respective closing dates).
The Group is assessing the value of implied intangible assets arising from the acquisition of Wild Turkey with the assistance of an independent expert.

For further information on these transactions, please see note 6 - Acquisitions.

A breakdown of goodwill and trademarks is shown in the table below.

	30 June 2009		31 December 2008	
	Goodwill €/000	Trademarks €/000	Goodwill €/000	Trademarks €/000
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo 12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	65,851	-	55,750	-
SKYY	340,542	-	345,852	-
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	57,254	21	57,254	21
Barbero 1891 S.p.A.	137,859	-	137,859	-
Riccadonna	-	11,300	-	11,300
Glen Grant and Old Smuggler	-	104,277	-	104,277
X-Rated	-	36,175	-	36,809
Cabo Wabo	23,596	50,233	25,979	51,017
Destiladora San Nicolas, S.A. de C.V.	14,482		12,662	
Sabia S.A.	2,883	119	3,246	108
Mondoro USA		1,028	-	1,028
Wild Turkey	275,217	-	-	-
CJSC Odessa Plant of Sparkling Wines	12,445	-	-	-
Other	252	949	-	915
	996,426	**214,295**	**704,647**	**215,668**

19. Intangible assets with a finite life

Changes during the period are indicated in the table below.

	Software €/000	Other €/000	Total €/000
Opening carrying value	10,730	13,492	24,222
Opening accumulated amortisation	(7,760)	(11,357)	(19,117)
Balance at 31 December 2008	**2,970**	**2,135**	**5,105**
Change in basis of consolidation	31	795	826
Investments	828	93	921
Amortisation for the period	(809)	(589)	(1,398)
Exchange rate differences and other changes	(48)	63	15
Balance at 30 June 2009	**2,972**	**2,497**	**5,470**
Closing book value	11,995	15,161	27,156
Closing accumulated amortisation	(9,023)	(12,663)	(21,687)

Investments in the first half of the year mainly related to the implementation of modules for the SAP IT system.

20. Inventories

This item breaks down as follows.

	30 June 2009 €/000	31 December 2008 €/000
Raw materials, supplies and consumables	31,268	23,054
Work in progress and stocks of liquids undergoing the ageing process	154,721	72,528
Finished products and goods for resale	77,177	70,136
	263,166	**165,717**

The increase in work in progress for the first six months of the year was mainly due to the stocks of liquid undergoing the ageing process resulting from the acquisition of Wild Turkey.

Inventories are reported minus the relevant provisions for write-downs. The changes are shown in the table below:

	€/000
Balance at 31 December 2008	**2,951**
Change in basis of consolidation	192
Provisions	623
Amounts used	(178)
Exchange rate differences and other changes	(4)
Balance at 30 June 2009	**3,584**

21. Cash and cash equivalents

This item breaks down as follows:

	30 June 2009 €/000	31 December 2008 €/000
Bank current accounts and cash	99,384	101,217
Term deposits	47,007	71,341
Cash and cash equivalents	**146,391**	**172,558**

Cash and cash equivalents consist of bank current accounts and other sight deposits held at leading banks that pay variable interest rates based on LIBOR for the currency and period concerned.
The decrease is mainly due to acquisitions made in the period and a dividend payout to the Parent Company shareholders, which was partially offset by cash generated from the sale of trade receivables on a non-recourse basis, totalling around € 52 million.

22. Non-current assets held for sale

This item includes real estate assets with a high probability of being sold, or for which there is an irrevocable commitment with a third party to sell.

These assets are valued at the lower of net carrying value and fair value less sales costs, and remained broadly unchanged from the end of the previous year. They primarily included:
- the carrying value (€ 7,803 thousand) of the Sulmona plant, which closed in 2007, and for which formal sales negotiations are under way;
- the carrying value (€ 3,307 thousand) of land owned by the Parent Company in Ponte Galeria, Rome. In 2008, a preliminary proposal to acquire future building rights in the area was agreed; the Parent Company then received a down payment of € 900 thousand as a deposit on this preliminary agreement, which will be deducted from the agreed payment of € 4,500 thousand;
- the portion of the Termoli plant that was not sold in 2008, for which sales negotiations are under way.

23. Shareholders' equity

For information on the composition and changes in shareholders' equity for the periods under review, please refer to the Statement of changes in shareholders equity.

Share capital

At 30 June 2009, the share capital comprised 290,400,000 ordinary shares with a nominal value of € 0.10 each.

In the first six months of 2009, the Group purchased 269,000 shares for a total price of € 1,128 thousand; no shares were sold.

The table below shows a reconciliation between the number of outstanding shares at 31 December 2008 and at 30 June 2009.

	Number of shares		Nominal value	
	30 June 2009	31 December 2008	30 June 2009 €	31 December 2008 €
Outstanding shares				
at the beginning of the period	288,459,253	289,355,546	28,845,925	28,935,555
Purchases for the stock option plan	(269,000)	(896,293)	(26,900)	(89,629)
Sales				
Outstanding shares at the end of the period	288,190,253	288,459,253	28,819,025	28,845,925
Total own shares held	2,209,747	1,940,747	220,975	194,075
Own shares as a % of share capital	0.8%	0.7%		

Dividends paid and proposed

Dividends to the value of € 31,701 thousand relating to 2008 were approved by the shareholders' meeting of the Parent Company on 30 April 2009 and paid in May 2009.

Other reserves

The table below shows a breakdown of, and changes to the shareholders' equity reserves for stock options, cash flow hedging and currency translation.

	Stock options €/000	Cash flow hedging €/000	Translation of accounts in foreign currencies €/000	Total €/000
Balance at 31 December 2008	**9,731**	**13,014**	**(58,548)**	**(35,803)**
Cost of stock options for the year	2,288			2,288
Reclassified profits (losses) reported in the income statement		659		659
Cash flow hedging reserve allocated to shareholders' equity		(14,598)		(14,598)
Tax effect allocated to shareholders' equity		4,180		4,180
Tax effect reclassified under profit carried forward		106		106
Translation differences			1,336	1,336
Balance at 30 June 2009	**12,019**	**3,361**	**(57,212)**	**(41,832)**

24. Financial liabilities

The table below shows a breakdown of the Group's financial liabilities.

	30 June 2009 €/000	31 December 2008 €/000
Non-current liabilities		
Bonds	211,263	221,564
Private placement	269,662	95,287
Total bonds and private placement	480,925	316,851
Payables to bank	214,880	887
Real estate leases	10,754	10,531
Derivatives on bond issues	45,887	20,516
Payables in respect of put option and earn-out	21,465	23,817
Other debt	739	903
Other non-current financial liabilities	293,726	56,654
Current liabilities		
Payables to banks	28,575	107,454
Short-term portion of private placement	8,726	8,862
Accrued interest on bonds	7,799	7,475
Accrued swap interest on bonds	238	1,879
Real estate leases	3,683	3,397
Financial liabilities: hedging contracts	1,640	1,123
Financial liabilities: non-hedging contracts	-	-
Payables in respect of put option and earn-out	2,386	2,745
Other debt	251	362
Other financial payables	24,723	25,843
Total	**827,948**	**506,802**

The item "bonds" (€ 211,263 thousand at 30 June 2009) relates to the bond issue with a nominal value of US$ 300 million placed by the Parent Company on the US market.
The change in the value of this liability compared with 31 December 2008 was entirely due to the change in fair value of the financial liability, connected with the change in fair value of the related hedging derivatives, which increased from € 20,516 thousand at 31 December 2008 to € 45,887 thousand.

The increase in the item private placements was attributable to the private placement of senior unsecured notes to the value of US$ 250 million with US institutional investors in June 2009.
The transaction, linked to the acquisition of Wild Turkey, was structured in three tranches of US$ 40 million, US$ 100 million and US$ 110 million, maturing in 2014 (five years), 2016 (seven years), and 2019 (ten years) with bullet payments of 6.83%, 7.5% and 7.99%, respectively.
The notes were issued by Redfire, Inc., a directly-owned subsidiary of Campari-Milano S.p.A., and the cash generated by the placement was used to repay part of the loan facility obtained by the Group for the acquisition of Wild Turkey.
The deal was completed at a cost of € 180,636 thousand at the exchange rate in force on the

date of the transaction, as reported in the cash flow statement; at 30 June 2009, the payable shown on the balance sheet was € 176,878 thousand, owing to the exchange rate effect.

The increase in non-current payables to banks from € 887 thousand at 31 December 2008 to € 214,880 thousand at 30 June 2009, was also due to the structuring of the financing for the acquisition of Wild Turkey; it included the use of the term and revolving loan facility totalling € 214,197 thousand, granted by a syndicate of banks (Bank of America, BNP Paribas, Calyon and Intesa San Paolo) for a duration of two to three years.

Reconciliation with net debt

The table below shows the reconciliation between financial assets and liabilities, and net debt.

	30 June 2009 €/000	31 December 2008 €/000
Cash and cash equivalents	146,391	172,558
Liquidity (A)	146,391	172,558
Securities	212	3,453
Other short-term financial receivables	2,049	4
Short-term financial receivables (B)	2,261	3,457
Short-term bank debt	(28,575)	(107,454)
Current portion of real estate lease payables	(3,683)	(3,397)
Current portion of private placement and bond	(8,726)	(8,862)
Other short-term financial payables	(9,928)	(10,839)
Short-term financial debt (C)	(50,912)	(130,552)
Short-term net cash (debt) position (A+B+C)	97,741	45,463
Medium/long-term bank debt	(214,880)	(887)
Real estate lease payables	(10,754)	(10,531)
Private placement and bond	(526,812)	(337,368)
Other medium/long-term financial payables	(739)	(903)
Payables in respect of put option and earn-out	(23,851)	(26,562)
Medium/long-term financial debt (D)	(777,037)	(376,251)
Net debt (A+B+C+D)	(679,296)	(330,788)

Reconciliation with the Group's net debt, shown in the directors' report		
Medium/long-term financial receivables	4,536	4,573
Group's net debt	(674,760)	(326,214)

25. Hedging transactions

The Group currently holds various derivative instruments to hedge both the fair value of underlying instruments and cash flows.

Cash flow hedging

At 30 June 2009 the Group has:

- an interest rate swap with fixed-rate interest payments of 4.25% on the equivalent value in

euro of an underlying of US$ 50 million (maturity 2015) and 4.37% on the euro equivalent of an underlying of US$ 50 million (maturity 2018), from July 2008;
- an interest rate swap with fixed-rate interest payments of 4.28% on the equivalent value in euro of an underlying of US$ 25 million (maturity 2018), from July 2009;
- three interest rate swaps agreed in the first half of 2009 with fixed-rate interest payments of 4.2%, 4.24% and 4.03%, on the equivalent value in euro of an underlying of US$ 25 million per contract (maturity 2018), from July 2009.

Since these hedging transactions met the requirements for effectiveness, an appropriate shareholders' equity reserve was recorded for a gross value of € 4,245 thousand.
As required by IAS 39, the cash flow hedging reserve for these contracts will be released to the income statement at the same maturity dates as the cash flows related to the liability.
In the first half of the year, an unrealised loss of € 14,862 thousand and its related deferred tax effect of € 4,087 thousand were recorded in the reserve, and a gain of € 386 thousand and its associated tax effect of € 106 thousand were released from the reserve to the income statement.

In addition, at 30 June 2009, Campari International S.A.M. had outstanding forward contracts to hedge its budget for sales and purchases in currencies other than euro for the second half of 2009.
The table below summarises the terms of the main contracts existing at 30 June 2009.

	Nominal amount (in thousand)	Maturity
Forward contracts to hedge cash flows from future sales		
US$	8,048	26 February 2010
JPY	482,835	26 February 2010
CAD	3,008	29 January 2010
GBP	1,481	30 November 2009
Forward contracts to hedge cash flows from future sales		
US$	1,680	30 September 2009

These hedging transactions met the requirements for effectiveness, and an unrealised gain of € 264 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect.

Fair value hedging

At 30 June 2009, the Group held a cross currency swap totalling a notional US$ 300 million on the Parent Company's bond issue.
This instrument has the same maturity as the underlying liability.
The derivative is valued at fair value and any changes are reported through profit or loss; having established the effectiveness of the hedging transactions, the gain or loss on the hedged item attributable to the hedged risk is used to adjust the carrying value of the underlying liability and is immediately reported through profit or loss.

The change in fair value of these instruments reported through profit or loss in the first half of 2009 was negative to the tune of € 10,508 thousand, while the gain recorded on the hedged item was € 10,260 thousand.
At 30 June 2009, the Parent Company's cross currency swap had a negative fair value of € 45,887 thousand, reported under non-current financial liabilities.

26. Reserve for risks and future liabilities

Changes in the reserve for risks and future liabilities in the period were as follows.

	Tax reserve €/000	Reserve for industrial restructuring €/000	Agent severance fund €/000	Other €/000	Total €/000
Balance at 31 December 2008	**3,298**	**2,401**	**1,075**	**2,240**	**9,013**
Change in basis of consolidation			817	817	
Provisions	15	450	181	73	720
Amounts used	(84)	(206)	(54)	(1,349)	(1,693)
Exchange rate differences and other changes	36	-	2	70	107
Balance at 30 June 2009	**3,265**	**2,644**	**1,204**	**1,851**	**8,964**

The change in the basis of consolidation was entirely due to the acquisition of Wild Turkey and relates to a reserve for warehouse dismantling costs.

The decrease in other reserves in the first half of the year was mainly due to the use of € 1,000 thousand from the reserve, of which € 343 thousand was released to the income statement following the settlement of a dispute with a logistics services supplier to Campari Italia S.p.A. and Davide Campari-Milano S.p.A., and the resolution of other minor commercial disputes with customers.

27. Payables to tax authorities

At 30 June 2009, payables to tax authorities showed an increase of € 6,526 thousand from the end of the previous year.
This was due to the combined effect of the payment of balances outstanding at 31 December 2008 and the provision for estimated taxes for the first half of 2009.
Specifically, the Parent Company and its Italian subsidiaries paid the outstanding balance for tax relating to 2008 in July 2009; therefore, at 30 June 2009, this liability was still recorded under payables to tax authorities.

28. Stock options

On 18 March 2009, the Board of Directors of the Parent Group approved an extension to the vesting period for the two allocations for 2004 relating to 4,451,543 options, governed by the framework plan approved by the shareholders' meeting of Davide Campari-Milano S.p.A. on 2

May 2001.
Originally, the allocations enabled beneficiaries to exercise options for a period of 30 days from 30 June 2009; however, under the resolution approved on 18 March 2009, beneficiaries may now exercise them in eight windows between 15 July 2009 and 15 May 2011.
The extension of the vesting period led to an increase of € 288 thousand in the cost for stock options in the first half of 2009.
In the first half of 2009, no new allocations were approved or outstanding rights at 31 December 2008 exercised, while 131,552 rights were cancelled.

29. Related parties

Davide Campari-Milano S.p.A. is controlled by Alicros S.p.A., with which the Group has not entered into transactions. Alicros S.p.A. is in turn controlled by Fincorus S.p.A.
In 2007, Fincorus S.p.A., and Davide Campari-Milano S.p.A. and its Italian subsidiaries adopted the national tax consolidation scheme governed by articles 117 et seq of the consolidated law on income tax (TUIR), for 2007, 2008 and 2009.
The tax receivables and payables of the individual Italian companies are therefore recorded as payables to the Parent Company's controlling shareholder, Fincorus S.p.A.
At 30 June 2009, the Group's balance sheet showed a payable for tax consolidation to Fincorus S.p.A. of € 27,444 thousand.
Moreover, in 2008, Fincorus S.p.A., and Davide Campari-Milano S.p.A. and its Italian subsidiaries joined the Group-wide VAT scheme for the three-year period 2008-2010, pursuant to article 73, paragraph 3 of Presidential Decree 633/72.
At 30 June 2009, the Parent Company and its Italian subsidiaries recorded a debit balance of € 290 thousand due to Fincorus S.p.A.

Dealings with related parties and joint ventures form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.
All transactions undertaken with related parties and joint ventures that form part of ordinary operations were in the Group's interest.

In compliance with the requirements of Consob communication DEM 6064293 of 28 July 2006, the following tables detail the amounts of transactions entered into with related parties, broken down by type.

30 June 2009	Trade receivables €/000	Trade payables €/000	Financial payables €/000	Receivables (payables) for tax consolidation €/000	Receivables (payables) for Group VAT €/000	Other €/000
Fior Brands Ltd.	1,279	-	-	-	-	-
International Marques V.o.f.	1,144	(196)	128	-	-	-
Fincorus S.p.A.	-	-	-	(27,444)	(290)	-
	2,422	**(196)**	**128**	**(27,444)**	**(290)**	**-**
% of relevant balance sheet item	1%	0%	5%	48%	1%	0%

31 December 2008	Trade receivables €/000	Trade payables €/000	Financial receivables €/000	Receivables (payables) for tax consolidation €/000	Tax receivables (payables) for the Group €/000	Other €/000
Fior Brands Ltd.	1,144	-	16	-	-	-
International Marques V.o.f.	1,483	(252)	-	-	-	-
M.C.S. S.p.r.l.	2,565	(697)	621	-	-	14
Summa S.L.	-	(63)	-	-	-	-
Fincorus S.p.A.	-	-	-	(14,928)	(5,552)	-
	5,192	**(1,012)**	**636**	**(14,928)**	**(5,552)**	**14**
% of relevant balance sheet item	2%	1%	16%	28%	11%	0%

First half 2009	Sale of merchandise €/000	Trade allowances €/000	Other income and charges €/000	Financial income €/000	Profits (losses) of joint ventures €/000
Fior Brands Ltd.	-	-	-	(11)	-
International Marques V.o.f.	1,116	(480)	(31)	-	13
M.C.S. S.p.r.l.	3,069	(889)	(37)	6	(267)
	4,184	**(1,369)**	**(68)**	**(6)**	**(254)**
% of relevant balance sheet item	1%	2%		0%	

First half 2008	Sale of merchandise €/000	Trade allowances €/000	Other income and charges €/000	Financial income €/000	Results of joint ventures €/000
Fior Brands Ltd.	-	-	-	-	-
International Marques V.o.f.	1,835	(412)	(21)	-	21
M.C.S. S.p.r.l.	4,079	(612)	(28)	19	144
SUMMA S.L.	740	(839)	(1,743)	-	(12)
	6,653	**(1,863)**	**(1,792)**	**19**	**152**
%					
of relevant balance sheet item	2%	2%		0%	

29. Commitments and risks

For information regarding the Group's commitments and risks, please see note 45 of the consolidated accounts at 31 December 2008.

30. Events taking place after the end of the period

For information on significant events taking place after the close of the half-year, please see the relevant section of the interim report on operations.

Milan, 5 August 2009.

Chairman of the Board of Directors
Luca Garavoglia

Certification of the summary half-year financial statements pursuant to article 154-bis of legislative decree 58 of 24 February 1998 (TUF) as amended

1. We, Robert Kunze-Concewitz and Paolo Marchesini, managing director and the director responsible for preparing the accounting documents of Davide Campari-Milano S.p.A., hereby certify, taking into account the provisions of paragraphs 3 and 4, article 154-*bis*, of legislative decree 58 of 24 February 1998:

   • the appropriateness, in relation to the nature of the business, and
   • the actual application of the administrative and accounting procedures used to prepare the summary half-year financial statements, in the half-year period ending 30 June 2009.

2. We furthermore certify that

2.1 the summary half-year financial statements:

a) were prepared in accordance with the applicable international accounting standards recognised in the European Union pursuant to Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002

b) correspond to the figures contained in the accounting records

c) provide a true and accurate representation of the financial situation of the issuer and the group of companies included in the basis of consolidation.

2.2 the interim report on operations refers to significant events that occurred in the first six months of the year and their effects on the summary half-year financial statements, together with a description of the main risks and uncertainties relating to the remaining six months of the year. The interim report on operations also contains information on significant transactions with related parties.

Milan, 8 August 2008

Managing Director
Robert Kunze-Concewitz

Director responsible for preparing
the company's accounting statements
and Managing Director
Paolo Marchesini

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Auditors' review report on the interim condensed consolidated financial statements
(Translation from the original Italian text)

To the Shareholders of
Davide Campari - Milano S.p.A.

1. We have reviewed the interim condensed consolidated financial statements of Davide Campari - Milano S.p.A. and its subsidiaries (the Campari Group) as of June 30, 2008, comprising the balance sheet, the statement of income, changes in shareholders' equity and cash flows and the related explanatory notes. Management of Davide Campari - Milano S.p.A. is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ("IAS 34"). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. A review consists primarily of obtaining information on the accounts included in the interim condensed consolidated financial statements and the consistency of the accounting principles applied, through discussions with management and by applying analytical and other review procedures. A review does not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements as we express on the annual consolidated financial statements.

   With respect to the consolidated financial statements of the prior year and the interim condensed consolidated financial statements of the corresponding period of the prior year, presented for comparative purposes, reference should be made to our reports issued on April 10, 2008 and on October 1, 2007, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Davide Campari - Milano S.p.A as of June 30, 2008 are not prepared, in all material respects, in conformity with IAS 34.

Milan, August 11 2008

Reconta Ernst & Young S.p.A.
Signed by:
Alberto Romeo
(Partner)

This report has been translated into the English language solely for the convenience of international readers

Reconta Ernst & Young S.p.A.
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Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A.
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Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla
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Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

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WWW.CAMPARIGROUP.COM

Half-year report to 30 June 2009

Positive overall results with key indicators rising in first half 2009

Wild Turkey successfully integrated, poised to be fully exploited in the second half

HIGHLIGHTS

- **Sales grew to € 441.8 million (+2.5%, organic growth -3.0%)**
- **Contribution after A&P to € 176.9 million (+9.0%, organic growth +2.2%, 40.0% of sales)**
- **EBITDA before one-offs up to € 109.1 million (+8.7%, organic growth +1.5%, 24.7% of sales)**
- **EBIT before one-offs up to € 98.4 million (+8.4%, organic growth + 0.8%, 22.3% of sales)**
- **Group net profit € 60.1 million (+0.5%)**

Milan, August 6, 2009 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the first half ending 30 June 2009.

Campari results in the first half 2009 were **overall positive with key indicators rising, thanks to improved trading conditions in the second quarter, the integration of acquisitions and continuous cost containment.** While distributors reduced stock in the first half, the second quarter saw **improvement in key brand/market combinations**. Gruppo Campari brands' **underlying consumption** in the first half **remained positive outperforming the market** in key regions.

Bob Kunze-Concewitz, Chief Executive Officer: "*The reduction of destocking pressure in key developed markets gives us confidence that the latter's performance will mirror more closely the positive consumption trend of our key brands going forward. Nonetheless, we will remain vigilant, maintaining our focus on cost containment, working capital and cash generation throughout the year. Thanks to the successful integration of all newly acquired businesses, we will be able to more fully exploit their potential in the second half.*".

CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2009

	1 January - 30 June 2009 (€ millions)	1 January - 30 June 2008 (€ millions)	Change at actual exchange rates	Change at constant exchange rates
Net sales	**441.8**	**431.2**	**+2.5%**	**+0.5%**
Contribution after A&P [(1)]	176.9	162.2	+9.0%	+5.7%
EBITDA before one-offs	**109.1**	**100.4**	**+8.7%**	**+5.5%**
EBITDA	107.5	102.0	+5.4%	+2.2%
EBIT before one-offs	**98.4**	**90.8**	**+8.4%**	**+4.8%**
EBIT	96.8	92.5	+4.7%	+1.2%
Group net profit	**60.1**	**59.8**	**+0.5%**	**-2.3%**

[(1)] EBIT before SG&A.

In the first half 2009, Group sales totalled **€ 441.8 million (+2.5%, -3.0% organic growth, +2.0% exchange rate effect** and **+3.5% perimeter effect,** the latter due to the acquisitions of Wild Turkey, Destiladora San Nicolas, Sabia and new distribution agreements of Licor 43 in Germany and Cointreau in Brazil).

Contribution after A&P (gross margin after distribution costs and A&P) was up by 9.0% to **€ 176.9 million** (+2.2% organic growth), or 40.0% of sales.

EBITDA before one-offs was up by 8.7% to **€ 109.1 million** (+1.5% organic growth), or 24.7% of sales.

EBIT before one-offs was up by 8.4% to **€ 98.4 million** (+0.8% organic growth), or 22.3% of sales.

EBITDA was **€ 107.5 million**, an increase of 5.4%.

EBIT was **€ 96.8 million**, an increase of 4.7%.

Profit before taxes and minority interests was **€ 83.3 million**, a decrease of 0.5%.

The **Group net profit** was **€ 60.1 million**, an increase of 0.5%.

As of 30 June 2009 **net financial debt** stood at **€ 674.8 million** (€ 326.2 million as of 31 December 2008) after payment of the Wild Turkey acquisition (€ 417.5 million) and the Odessa acquisition (€ 14.2 million) and making provisions for potential put options and earn outs on minority stakes for € 23.9 million.

CONSOLIDATED SALES FOR THE FIRST HALF OF 2009

Sales variation in **spirits** (72.3% of total sales) was +4.9%, the combined result of **organic decrease of 2.2%**, a **positive exchange rate effect of 2.8%** and a **positive perimeter effect of 4.3%.**

The **Campari** brand sales **declined by 6.6%** at constant exchange rates, almost entirely attributable to destocking in Brazil. **SKYY** sales **grew by 0.5% at constant exchange rates** (+13.2% at actual exchange rates). This performance was negatively affected by the tough comparison base in the USA (relaunch of SKYY and launch of SKYY Infusions in the second quarter of 2008). The trend in international markets continues to be extremely positive. **Aperol confirmed its excellent growth trend (+32.0% at constant exchange rates**) in Italy and in international markets. **Campari Soda** finished the first half with a positive performance of **2.5%.** The **Brazilian brands' sales** were heavily **impacted by the increase in the excise duties and wholesalers' de-stocking** (decline of 20.9% at constant exchange rates), notwithstanding the continuing good consumption trend and the improved performance in the second quarter. **X-Rated** registered a **good growth** (+7.2% at constant exchange rates). **Glen Grant** declined by 3.2% at constant exchange, entirely due to a declining Scotch whisky category in Italy.

Wines, which accounted for 13.5% of total sales, registered a **decrease of 0.4%**, due to the combination of **negative organic performance of 3.7%,** a positive exchange rate effect of 0.1% and a positive perimeter effect of 3.2%. The segment's **negative performance** was driven **by Cinzano vermouth** (-16.2% at constant exchange rates) due to heavy de-stocking in Russia. **Cinzano sparkling wines were positive** (+8.1% at constant exchange rates) and, among the still wines, **Sella & Mosca** registered a decrease of 6.8% at constant exchange rates due to destocking in Italy and key export markets. **Riccadonna** was strong (+25.8% at constant exchange rates) thanks to a very good performance in the key Australian market.

Soft drinks (12.9% of total sales) recorded **a negative variation of 2.7**%, entirely attributable to the weak performance of the soda range and mineral waters. **Crodino** registered a positive performance (+2.0% at constant exchange rates).

Looking at results **by region** in first half 2009, sales in the **Italian market** (45.2% of total Group sales) recorded an **increase of 0.8%**, thanks to good organic growth (+1.3%), partly offset by a negative perimeter effect of 0.5%. Sales in **Europe** (21.8% of consolidated sales) **increased by 6.3%**, driven by a **positive organic performance of 2.2%** and a positive perimeter effect of 4.1%. The **Americas** (27.3% of total sales) posted a **negative organic change of 14.7%**, partially offset by a positive exchange rate effect (+6.4%) and a positive perimeter effect (+7.3%) due to the acquisitions of Wild Turkey, Destiladora San Nicolas and Sabia. In the Americas, the **US market** registered an organic **decrease of 15.1%**, offset by a positive exchange rate effect of 12.4% and

positive perimeter effect of 4.3%. In **Brazil,** sales registered an **organic decrease of 20.9%,** a positive perimeter effect of 1.4% and a negative exchange rate effect of 8.9%. Sales in the **rest of the world** (including duty free sales), which accounted for 5.8% of total sales, **grew by 22.1%** overall, driven by a positive perimeter effect of 15.4% and an **organic growth of 2.9%.**

OTHER RESOLUTIONS

Stock options. Pursuant to article 84-bis of Consob resolution no. 11971/99 (Regulations for Issuers), it should be noted that the Board of Directors has approved today the issuance of stock options for 2009 in accordance with the stock option plan approved by the Shareholders' meeting held on 30 April 2009. The information regarding the issuance of stock options is disclosed in the document "Issuance of stock options for 2009 in accordance with the stock option plan approved by the Shareholders' meeting held on 30 April 2009" available on the website www.camparigroup.com under the Corporate Governance section.

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Legislative Decree 58/1998 (Consolidated Law on Financial intermediation) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

CONFERENCE CALL

Please note that at **12,00 pm (CET) today, Thursday 6 August 2009**, Campari's management will hold a conference call to present the Group's 2009 first half results to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 800 900 015 (toll free number)**
- **from abroad: +39 02 3700 8220**

Access code: 668 983#

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at http://investors.camparigroup.com.

A **recording of the conference call** will be available from **Friday 7 August** until **Friday 14 August 2009.**
To hear it, please call **+44 20 713 69233** (access code: **20475257#**).

FOR FURTHER INFORMATION

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

ABOUT GRUPPO CAMPARI

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

- tables to follow -

GRUPPO CAMPARI

Consolidated net revenues by geographic area

	1 January 30 June 2009		1 January 30 June 2008		Change
	€ million	%	€ million	%	%
Italy	199.6	45.2%	198.1	45.9%	0.8%
Europe	96.3	21.8%	90.7	21.0%	6.3%
Americas	120.4	27.3%	121.6	28.2%	-1.0%
Rest of the world and duty free	25.5	5.8%	20.9	4.8%	22.1%
Total	**441.8**	**100.0%**	**431.2**	**100.0%**	**2.5%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Italy	0.8%	1.3%	-0.5%	0.0%
Europe	6.3%	2.2%	4.1%	-0.0%
Americas	-1.0%	-14.7%	7.3%	6.4%
Rest of the world and duty free	22.1%	2.9%	15.4%	3.8%
Total	**2.5%**	**-3.0%**	**3.5%**	**2.0%**

Consolidated net revenues by segment

	1 January - 30 June 2009		1 January - 30 June 2008		Change
	€ million	%	€ million	%	%
Spirits	319.3	72.3%	304.3	70.6%	4.9%
Wines	59.8	13.5%	60.1	13.9%	-0.4%
Soft drinks	56.8	12.9%	58.4	13.5%	-2.7%
Other revenues	5.8	1.3%	8.4	1.9%	-30.9%
Total	**441.8**	**100.0%**	**431.2**	**100.0%**	**2.5%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	4.9%	-2.2%	4.3%	2.8%
Wines	-0.4%	-3.7%	3.2%	0.1%
Soft drinks	-2.7%	-2.7%	0.0%	0.0%
Other revenues	-30.9%	-27.3%	0.0%	-3.6%
Total	**2.5%**	**-3.0%**	**3.5%**	**2.0%**

Contribution after A&P by segment

Contribution after A&P	1 January - 30 June 2009		1 January - 30 June 2009		Change
	€ million	%	%	%	%
Spirits	140.9	79.6%	124.7	76.9%	12.9%
Wines	13.9	7.8%	13.1	8.1%	5.7%
Soft drinks	21.4	12.1%	23.0	14.2%	-7.1%
Other	0.8	0.4%	1.4	0.8%	-42.6%
Total	**176.9**	**100.0%**	**162.2**	**100.0%**	**9.0%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	12.9%	4.2%	4.4%	4.3%
Wines	5.7%	3.9%	1.5%	0.3%
Soft drinks	-7.1%	-7.1%	-	-
Other	-42.6%	-46.7%	-	4.1%
Total	**9.0%**	**2.2%**	**3.5%**	**3.4%**

GRUPPO CAMPARI

Consolidated income statement

	1 January - 30 June 2009 € million	%	1 January – 30 June 2008 € million	%	Change %
Net sales [(1)]	**441.8**	**100.0%**	**431.2**	**100.0%**	**2.5%**
Total cost of goods sold [(2)]	(192.9)	-43.7%	(193.6)	-44.9%	-0.4%
Gross margin after distribution costs	**248.9**	**56.3%**	**237.6**	**55.1%**	**4.8%**
Advertising and promotion	(72.0)	-16.3%	(75.4)	-17.5%	-4.5%
Contribution after A&P	**176.9**	**40.0%**	**162.2**	**37.6%**	**9.0%**
SG&A [(3)]	(78.5)	-17.8%	(71.5)	-16.6%	9.9%
EBIT before one-off's	**98.4**	**22.3%**	**90.8**	**21.1%**	**8.4%**
One off's	(1.6)	-0.4%	1.7	0.4%	-
Operating profit = EBIT	**96.8**	**21.9%**	**92.5**	**21.4%**	**4.7%**
Net financial income (expenses)	(13.3)	-3.0%	(8.2)	-1.9%	61.6%
Income from associates	(0.3)	-0.1%	0.2	0.0%	-
Put option costs	0.0	0.0%	(0.7)	-0.2%	-
Profit before taxes and minority interests	**83.3**	**18.9%**	**83.7**	**19.4%**	**-0.5%**
Taxes	(23.0)	-5.2%	(23.7)	-5.5%	-3.4%
Net profit	**60.3**	**13.7%**	**60.0**	**13.9%**	**0.6%**
Minority interests	(0.2)	-0.0%	(0.1)	-0.0%	-
Group net profit	**60.1**	**13.6%**	**59.8**	**13.9%**	**0.5%**
Depreciation and amortisation	(10.7)	-2.4%	(9.6)	-2.2%	11.7%
EBITDA before one-off's	**109.1**	**24.7%**	**100.4**	**23.3%**	**8.7%**
EBITDA	107.5	24.3%	102.0	23.7%	5.4%

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production and logistics costs.

(3) Includes selling, general and administrative costs.

GRUPPO CAMPARI

Consolidated balance sheet

	30 June 2009 € million	31 December 2008 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	265.9	176.5
Biological assets	18.1	18.0
Property	0.7	0.7
Goodwill and trademarks	1,210.7	920.3
Intangible assets	5.5	5.1
Interests in associates	0.7	1.1
Pre-paid taxes	19.4	14.4
Other non-current assets	6.9	7.5
Total non-current assets	**1,527.8**	**1,143.5**
Current assets		
Inventories	263.2	165.7
Trade receivables	216.7	272.1
Financial receivables	2.4	4.1
Cash and cash equivalents	146.4	172.6
Other receivables	32.9	32.4
Total current assets	**661.6**	**646.9**
Non-current assets for sale	12.7	12.7
Total assets	**2,202.0**	**1,803.1**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	945.0	923.8
Group's shareholders' equity	974.0	952.9
Minority interests	2.4	2.1
Total shareholders' equity	**976.4**	**955.0**
Non-current liabilities		
Bonds	480.9	316.9
Other non-current financial payables	293.7	56.7
Staff severance funds	10.2	10.7
Risks funds	9.0	9.0
Deferred tax	73.3	69.5
Total non-current liabilities	**867.0**	**462.7**
Current liabilities		
Banks loan	28.6	107.5
Other financial payables	24.7	25.8
Trade payables	197.8	152.1
Payables for taxes	65.8	59.3
Other current liabilities	41.7	40.7
Total current liabilities	**358.6**	**385.4**
Total liabilities and shareholders' equity	**2,202.0**	**1,803.1**

GRUPPO CAMPARI

Consolidated cash flow statement

	30 June 2009 € million	30 June 2008 € million
EBIT	96.8	92.5
Amortisation and depreciation	10.7	9.6
Other changes in non-cash items	1.3	(9.0)
Change in non financial assets and payables	(7.4)	(0.2)
Taxes on income paid	(8.1)	(28.8)
Cash flow from operating activities before change in operating working capital	**93.3**	**64.0**
Net change in operating working capital	91.0	(14.7)
Cash flow from operating activities	**184.4**	**49.3**
Net interest paid	(11.7)	(7.5)
Cash flow from investing activities	**(32.4)**	**(12.7)**
Free cash flow	**140.2**	**29.1**
Acquisitions	(432.1)	(57.0)
Other changes	(1.1)	0.2
Dividends paid	(31.7)	(31.8)
Cash flow from other activities	**(464.9)**	**(88.7)**
Exchange rate differences and other movements	(26.6)	11.2
Net increase (decrease) in net financial position as a result of operating activities	**(351.3)**	**(48.3)**
Future exercise for put options and payment of earn outs	2.7	(18.4)
Net increase (decrease) in net financial position	**(348.6)**	**(66.7)**
Net financial position at start of period	**(326.2)**	**(288.1)**
Net financial position at end of period	**(674.8)**	**(354.8)**

Risultati positivi con i principali indicatori in crescita nel primo semestre 2009

Dopo l'integrazione avvenuta con successo, Wild Turkey é in condizione di esprimere appieno le sue potenzialità nel secondo semestre

DATI PRINCIPALI

- **Vendite € 441,8 milioni (+2,5%, crescita organica -3,0%)**
- **Margine di contribuzione € 176,9 milioni (+9,0%, crescita organica +2,2%, 40,0% delle vendite)**
- **EBITDA prima di oneri e proventi non ricorrenti € 109,1 milioni (+8,7%, crescita organica +1,5%, 24,7% delle vendite)**
- **EBIT prima di oneri e proventi non ricorrenti € 98,4 milioni (+8,4%, crescita organica +0,8%, 22,3% delle vendite)**
- **Utile netto € 60,1 milioni (+0,5%)**

Milano, 6 agosto 2009 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato il rendiconto intermedio di gestione al 30 giugno 2009.

I risultati di Campari nel primo semestre 2009 sono stati **in generale positivi con i principali indicatori in crescita, grazie a un miglioramento della *performance* nel secondo trimestre, l'impatto delle acquisizioni e il contenimento di costi.** Mentre il primo semestre del 2009 è stato caratterizzato dalla riduzione delle scorte da parte dei distributori, il secondo trimestre ha beneficiato di un **miglioramento nelle principali combinazioni prodotto-mercato.** Nel primo semestre l'**andamento dei consumi dei *brand*** del Gruppo nelle regioni chiave è stato **positivo e migliore della *performance* di mercato.**

Bob Kunze-Concewitz, *Chief Executive Officer*: "*Per il futuro, grazie all'attenuazione del fenomeno di riduzione delle scorte nei mercati occidentali, riteniamo che la* performance *del* business *possa rispecchiare meglio il* trend *positivo dei consumi dei nostri principali* brand. *Tuttavia, le nostre aspettative rimangono orientate a una giusta cautela e si focalizzano per l'anno in corso su obiettivi di contenimento di costi, controllo del capitale circolante e generazione di cassa. Grazie all'integrazione di successo di tutte le nuove acquisizioni, riteniamo di essere in grado di sviluppare appieno le potenzialità dei nuovi marchi nel secondo semestre.*".

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE 2009

Risultati consolidati	1 gennaio - 30 giugno 2009 € milioni	1 gennaio - 30 giugno 2008 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**441,8**	**431,2**	**+2,5%**	**+0,5%**
Margine di contribuzione (1)	176,9	162,2	+9,0%	+5,7%
EBITDA prima di oneri e proventi non ricorrenti	**109,1**	**100,4**	**+8,7%**	**+5,5%**
EBITDA	107,5	102,0	+5,4%	+2,2%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**98,4**	**90,8**	**+8,4%**	**+4,8%**
Risultato operativo = EBIT	96,8	92,5	+4,7%	+1,2%
Utile netto del Gruppo	**60,1**	**59,8**	**+0,5%**	**-2,3%**

(1) Risultato della gestione corrente prima dei costi di struttura.

Nel primo semestre del 2009 le **vendite del Gruppo** sono state pari a **€ 441,8 milioni (+2,5%; -3,0% crescita organica, +2,0% effetto cambi e +3,5% effetto perimetro**, quest'ultimo dovuto alle acquisizioni di Wild Turkey, Destiladora San Nicolas e Sabia e ai contratti distributivi di Licor 43 in Germania e Cointreau in Brasile).

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni è stato di **€ 176,9 milioni**, in crescita del 9,0% (+2,2% crescita organica) e pari al 40,0% delle vendite.

L'**EBITDA prima di proventi e oneri non ricorrenti** è stato di **€ 109,1 milioni**, in crescita del 8,7% (**+1,5% crescita organica**) e pari al 24,7% delle vendite.

L'**EBIT prima di oneri e proventi non ricorrenti** è stato di **€ 98,4 milioni**, in crescita del 8,4% (**+0,8% crescita organica**) e pari al 22,3% delle vendite.

L'**EBITDA** è stato di **€ 107,5 milioni**, in crescita del 5,4%.

L'**EBIT** è stato di **€ 96,8 milioni**, in crescita del 4,7%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 83,3 milioni, in calo del 0,5%.

L'**utile netto del Gruppo** è stato di **€ 60,1 milioni**, in crescita del 0,5%.

Al 30 giugno 2009 l'**indebitamento finanziario netto** è pari a **€ 674,8 milioni** (€ 326,2 milioni al 31 dicembre 2008) dopo il pagamento delle acquisizioni di Wild Turkey per € 417,5 milioni e di Odessa per € 14,2 milioni e accantonamenti per potenziali *put option* ed *earn out* su minoranze per € 23,9 milioni.

VENDITE CONSOLIDATE DEL PRIMO SEMESTRE DEL 2009

Gli ***spirit***, che rappresentano il 72,3% del *business*, hanno registrato una variazione delle vendite del +4,9%, determinata da una **variazione negativa del *business* organico del 2,2%**, da un **impatto positivo dei cambi del 2,8%** e da un **effetto perimetro positivo del 4,3%.**

Il *brand* **Campari** ha registrato una **contrazione del 6,6%** a cambi costanti, quasi interamente dovuta a una riduzione delle scorte attuata dai distributori in Brasile. Le vendite di **SKYY sono cresciute del +0,5% a cambi costanti** (+13,2% a cambi effettivi). La *performance* negli Stati Uniti è stata influenzata dal confronto sfavorevole rispetto al primo semestre del 2008 (rilancio di SKYY e lancio della nuova gamma SKYY Infusions nel secondo trimestre del 2008), mentre l'andamento sui mercati internazionali è stato estremamente positivo. **Aperol** ha confermato il proprio *trend* di eccellenza (**+32,0% a cambi costanti**) in Italia e all'estero. **Campari Soda** ha chiuso il primo semestre in **crescita del 2,5%**. Nonostante un buon andamento dei consumi e il miglioramento nel secondo trimestre, le vendite dei ***brand* brasiliani** hanno segnato una significativa contrazione (-20,9% a cambi costanti) a causa dell'aumento delle accise e della riduzione delle scorte attuata dai distributori. **X-Rated** ha registrato una **buona crescita (+7,2%** a cambi costanti). **Glen Grant** ha segnato una in contrazione del 3,2% a cambi costanti, interamente imputabile alla flessione della categoria degli *Scotch whisky* in Italia.

Gli ***wine***, che rappresentano il 13,5% del fatturato, hanno registrato una **contrazione del 0,4%**, determinata da una **variazione negativa del business organico del 3,7%**, da un impatto positivo dei cambi del 0,1% e da una variazione positiva del perimetro del 3,2%. L'andamento negativo del segmento è da attribuirsi principalmente ai ***vermouth* Cinzano** (-16,2% a cambi costanti) a causa della forte riduzione delle scorte in Russia. Gli **spumanti Cinzano** hanno conseguito un risultato positivo (+8,1% a cambi costanti), mentre Sella & Mosca ha risentito del fenomeno di riduzione delle scorte in Italia e nei principali mercati di esportazione (-6,8% a cambi costanti). **Riccadonna** ha segnato una forte crescita (+25,8% a cambi costanti) grazie a una *perfomance* molto positiva sul mercato australiano, chiave per il *brand*.

I ***soft drink***, che rappresentano il 12,9% del fatturato, hanno registrato una **variazione negativa del -2,7%**, determinata principalmente dalla contrazione della linee soda e delle acque minerali. **Crodino** ha chiuso il semestre in crescita **(+2,0% a cambi costanti)**.

Relativamente alla **ripartizione geografica**, le vendite del primo semestre del 2009 sul **mercato italiano**, pari al 45,2% delle vendite, hanno registrato una **crescita del 0,8%**, determinata dal positivo contributo della crescita organica (+1,3%), in parte compensata da un effetto perimetro

negativo del 0,5%. Le vendite in **Europa,** pari al 21,8% delle vendite consolidate, hanno segnato una **crescita del 6,3%**, determinata da una **crescita del *business* organico del 2,2%** e da una variazione di perimetro positiva del 4,1%. Le vendite nell'area **Americhe**, pari al 27,3% del totale, hanno registrato una **variazione negativa organica del 14,7%**, parzialmente compensata da un effetto cambi positivo del 6,4% e da un effetto perimetro positivo del 7,3%, quest'ultimo dovuto alle acquisizioni di Wild Turkey, Destiladora San Nicolas e Sabia. Nell'area Americhe, il *business* organico del **mercato USA** ha registrato una **contrazione del 15,1%**, controbilanciato da un effetto cambi positivo del 12,4% e da un effetto perimetro positivo del 4,3%. In **Brasile,** le vendite hanno registrato **a livello organico** una **variazione negativa del 20,9%,** un effetto perimetro positivo del 1,4% e un effetto cambi negativo del 8,9%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 5,8% del fatturato totale, è **cresciuta** complessivamente del **22,1%**, trainata da una crescita di perimetro del 15,4% e da una **crescita organica del 2,9%.**

ALTRE DELIBERE

Assegnazione di *stock option*. Ai sensi dell'articolo 84-*bis* del Regolamento Consob n. 11971/99 (Regolamento Emittenti), si comunica che il Consiglio di Amministrazione in data odierna ha approvato le assegnazioni per l'anno 2009 delle opzioni relative al Piano di *stock option* istituito dall'Assemblea ordinaria degli azionisti tenutasi il 30 aprile 2009. Le caratteristiche generali dell'assegnazione sono dettagliate nel documento "Assegnazione per l'anno 2009 delle opzioni relative al piano di *stock option* istituito dall'Assemblea del 30 aprile 2009" pubblicato sul sito Internet www.camparigroup.com nell'area *Corporate Governance*.

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, *2 comma, D. Lgs. 58/1998 (TUF) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.*

CONFERENCE CALL

Si informa che alle **ore 12,00 (CET) di oggi, giovedì 6 agosto 2009**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo semestre 2009. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia 800.900.015 (numero verde)**
- **dall'estero +39 02 3700 8220**

Codice di accesso: 668 983#

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo **http://investors.camparigroup.com.**

Una **registrazione della *conference call*** sarà disponibile a partire da venerdì 7 agosto 2009 a venerdì 14 agosto 2009 chiamando il **numero +44 20 713 69233** (codice di accesso: **20475257#**).

PER ULTERIORI INFORMAZIONI

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

GRUPPO CAMPARI

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

- seguono tabelle -

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2009		1 gennaio - 30 giugno 2008		Variazione
	€ milioni	%	€ milioni	%	%
Italia	199,6	45,2%	198,1	45,9%	0,8%
Europa	96,3	21,8%	90,7	21,0%	6,3%
Americhe	120,4	27,3%	121,6	28,2%	-1,0%
Resto del mondo e *duty free*	25,5	5,8%	20,9	4,8%	22,1%
Totale	**441,8**	**100,0%**	**431,2**	**100,0%**	**2,5%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Italia	0,8%	1,3%	-0,5%	0,0%
Europa	6,3%	2,2%	4,1%	-0,0%
Americhe	-1,0%	-14,7%	7,3%	6,4%
Resto del mondo e duty free	22,1%	2,9%	15,4%	3,8%
Totale	**2,5%**	**-3,0%**	**3,5%**	**2,0%**

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2009		1 gennaio - 30 giugno 2008		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	319,3	72,3%	304,3	70,6%	4,9%
Wine	59,8	13,5%	60,1	13,9%	-0,4%
Soft drink	56,8	12,9%	58,4	13,5%	-2,7%
Altri ricavi	5,8	1,3%	8,4	1,9%	-30,9%
Totale	**441,8**	**100,0%**	**431,2**	**100,0%**	**2,5%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	4,9%	-2,2%	4,3%	2,8%
Wine	-0,4%	-3,7%	3,2%	0,1%
Soft drink	-2,7%	-2,7%	0,0%	0,0%
Altre vendite	-30,9%	-27,3%	0,0%	-3,6%
Totale	**2,5%**	**-3,0%**	**3,5%**	**2,0%**

Scomposizione del margine di contribuzione per segmento di attività

Margine di contribuzione	1 gennaio - 30 giugno 2009		1 gennaio - 30 giugno 2008		Variazione
	€ milioni	in % totale	€ milioni	in % totale	%
Spirit	140,9	79,6%	124,7	76,9%	12,9%
Wine	13,9	7,8%	13,1	8,1%	5,7%
Soft drink	21,4	12,1%	23,0	14,2%	-7,1%
Altro	0,8	0,4%	1,4	0,8%	-42,6%
Totale	**176,9**	**100,0%**	**162,2**	**100,0%**	**9,0%**

Analisi della variazione %	Variazione % totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	12,9%	4,2%	4,4%	4,3%
Wine	5,7%	3,9%	1,5%	0,3%
Soft drink	-7,1%	-7,1%	-	-
Altro	-42,6%	-46,7%	-	4,1%
Totale	**9,0%**	**2,2%**	**3,5%**	**3,4%**

GRUPPO CAMPARI

Conto economico consolidato

	1 gennaio - 30 giugno 2009		1 gennaio - 30 giugno 2008		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**441,8**	**100,0%**	**431,2**	**100,0%**	**2,5%**
Costo del venduto [2]	(192,9)	-43,7%	(193,6)	-44,9%	-0,4%
Margine lordo, dopo i costi di distribuzione	**248,9**	**56,3%**	**237,6**	**55,1%**	**4,8%**
Pubblicità e promozioni	(72,0)	-16,3%	(75,4)	-17,5%	-4,5%
Margine di contribuzione	**176,9**	**40,0%**	**162,2**	**37,6%**	**9,0%**
Costi di struttura [3]	(78,5)	-17,8%	(71,5)	-16,6%	9,9%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**98,4**	**22,3%**	**90,8**	**21,1%**	**8,4%**
Altri proventi (oneri) non ricorrenti	(1,6)	-0,4%	1,7	0,4%	-
Risultato operativo = EBIT	**96,8**	**21,9%**	**92,5**	**21,4%**	**4,7%**
Proventi (oneri) finanziari netti	(13,3)	-3,0%	(8,2)	-1,9%	61,6%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,3)	-0,1%	0,2	0,0%	-
Oneri per *put option*	0,0	0,0%	(0,7)	-0,2%	-
Utile prima delle imposte e degli interessi di minoranza	**83,3**	**18,9%**	**83,7**	**19,4%**	**-0,5%**
Imposte	(23,0)	-5,2%	(23,7)	-5,5%	-3,4%
Utile netto	**60,3**	**13,7%**	**60,0**	**13,9%**	**0,6%**
Interessi di minoranza	(0,2)	-0,0%	(0,1)	-0,0%	-
Utile del Gruppo	**60,1**	**13,6%**	**59,8**	**13,9%**	**0,5%**
Totale ammortamenti	(10,7)	-2,4%	(9,6)	-2,2%	11,7%
EBITDA prima di oneri e proventi non ricorrenti	**109,1**	**24,7%**	**100,4**	**23,3%**	**8,7%**
EBITDA	**107,5**	**24,3%**	**102,0**	**23,7%**	**5,4%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di logistica.
(3) Include spese generali e amministrative e costi di vendita.

GRUPPO CAMPARI

Stato patrimoniale consolidato

	30 giugno 2009 € milioni	31 dicembre2008 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	265,9	176,5
Attività biologiche	18,1	18,0
Investimenti immobiliari	0,7	0,7
Avviamento e marchi	1210,7	920,3
Attività immateriali a vita definita	5,5	5,1
Partecipazioni in società collegate e *joint venture*	0,7	1,1
Imposte anticipate	19,4	14,4
Altre attività non correnti	6,9	7,5
Totale attività non correnti	**1.527,8**	**1.143,5**
Attività correnti		
Rimanenze	263,2	165,7
Crediti commerciali	216,7	272,1
Crediti finanziari	2,4	4,1
Disponibilità liquide e mezzi equivalenti	146,4	172,6
Altri crediti	32,9	32,4
Totale attività correnti	**661,6**	**646,9**
Attività non correnti destinate alla vendita	12,7	12,7
Totale attività	**2.202,0**	**1.803,1**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	945,0	923,8
Patrimonio netto di pertinenza della Capogruppo	974,0	952,9
Patrimonio netto di pertinenza di terzi	2,4	2,1
Totale patrimonio netto	**976,4**	**955,0**
Passività non correnti		
Prestiti obbligazionari	480,9	316,9
Altre passività finanziarie non correnti	293,7	56,7
Trattamento di fine rapporto e altri fondi relativi al personale	10,2	10,7
Fondi per rischi e oneri futuri	9,0	9,0
Imposte differite	73,3	69,5
Totale passività non correnti	**867,0**	**462,7**
Passività correnti		
Debiti verso banche	28,6	107,5
Altri debiti finanziari	24,7	25,8
Debiti verso fornitori	197,8	152,1
Debiti per imposte	65,8	59,3
Altre passività correnti	41,7	40,7
Totale passività correnti	**358,6**	**385,4**
Totale passività e patrimonio netto	**2.202,0**	**1.803,1**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	30 giugno 2009 € milioni	30 giugno 2008 € milioni
Utile operativo	96,8	92,5
Ammortamenti	10,7	9,6
Variazioni che non determinano movimenti di cassa	1,3	(9,0)
Variazione di attività e passività non finanziarie	(7,4)	(0,2)
Imposte pagate	(8,1)	(28,8)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**93,3**	**64,0**
Variazione capitale circolante netto operativo	91,0	(14,7)
Flusso di cassa generato dalle attività operative	**184,4**	**49,3**
Interessi netti pagati	(11,7)	(7,5)
Flusso di cassa assorbito da investimenti	**(32,4)**	**(12,7)**
Free cash flow	**140,2**	**29,1**
Acquisizioni	(432,1)	(57,0)
Altre variazioni	(1,1)	0,2
Dividendo pagato dalla Capogruppo	(31,7)	(31,8)
Flusso di cassa assorbito da altre attività	**(464,9)**	**(88,7)**
Altre differenze cambio e altre variazioni	(26,6)	11,2
Variazione delle posizione finanziaria relativa alle attività d'esercizio	**(351,3)**	**(48,3)**
Debiti per esercizio *put option* e pagamento *earn out*	2,7	(18,4)
Variazione delle posizione finanziaria netta	**(348,6)**	**(66,7)**
Posizione finanziaria relativa alle attività d'esercizio, di inizio periodo	**(326,2)**	**(288,1)**
Posizione finanziaria relativa alle attività d'esercizio, di fine periodo	**(674,8)**	**(354,8)**

GRUPPO CAMPARI

Davide Campari-Milano S.p.A.: emissione obbligazionaria

Milano, 1 ottobre 2009 - Davide Campari-Milano S.p.A. (l'**Emittente**) ha nominato Banca IMI, BNP Paribas e Calyon *joint lead manager* della sua offerta di un'emissione *unrated* di debutto sul mercato pubblico del debito in Euro.

I termini e le condizioni, il prezzo e l'ammontare dell'offerta saranno determinati in base alle condizioni di mercato al momento del *pricing* e saranno resi noti una volta determinati.

Il collocamento dell'emissione obbligazionaria è previsto nell'immediato futuro e l'offerta sarà rivolta ai soli investitori istituzionali. L'Emittente farà domanda di ammissione a quotazione delle note (se emesse) sul listino ufficiale della borsa di Lussemburgo e scambio nel relativo mercato regolamentato.

*Il prestito obbligazionario sarà offerto e venduto solamente al di fuori degli Stati Uniti ad investitori che non siano definiti "*US persons*" secondo il* Regulation S, *e non è stato né sarà registrato secondo lo* U.S. Securities Act *del 1933, come successivamente modificato (il "*Securities Act*"), o secondo altre leggi rilevanti. Le obbligazioni non potranno essere offerte o vendute negli Stati Uniti senza opportuna registrazione o specifica esenzione dagli obblighi di registrazione.*
Questo comunicato non rappresenta un'offerta di vendita né una sollecitazione all'investimento di prodotti finanziari. Le obbligazioni, inoltre, non dovranno essere vendute in qualsiasi Stato o giurisdizione in cui tale offerta o vendita sarebbe considerata illegale. Nessuna azione è stata né sarà intrapresa al fine di permettere un'offerta pubblica delle obbligazioni in qualsiasi giurisdizione, inclusa l'Italia.

*Questo comunicato non è un offerta di vendita o una sollecitazione all'investimento in obbligazioni negli Stati Uniti o in qualsiasi giurisdizione, inclusa l'Italia. Le obbligazioni non potranno essere offerte o vendute negli Stati Uniti o per conto o beneficio di persone residenti negli Stati Uniti (*U.S. persons *così come definite nella* Regulation S *del* Securities Act*) a meno che siano registrate ai sensi del* Securities Act *del 1933 o siano esentate da tale registrazione. Qualsiasi offerta pubblica di questi titoli sarà effettuata in base ad un prospetto che conterrà informazioni dettagliate su,* inter alia, *Davide Campari-Milano S.p.A. e il suo* management.

Da non distribuire negli Stati Uniti d'America

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

GRUPPO
CAMPARI

Davide Campari-Milano S.p.A.: bond offering

Milan, 1 October 2009 - Davide Campari-Milano S.p.A. (the **Issuer**) (*unrated*) has appointed Banca IMI, BNP Paribas and Calyon as joint lead managers for its proposed debut Eurobond transaction.

The terms and conditions, the price and the amount of the offering will be determined on the basis of market conditions at the time of pricing and will be disclosed when determined.

The issue is expected to be launched in the near future and the offering will be restricted to institutional investors. The Issuer will make an application for the notes (if issued) to be admitted to listing on the official list of the Luxembourg Stock Exchange and traded on its regulated market.

The notes will only be offered and sold outside the United States to institutional investors that are non-U.S. persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other securities laws. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or an offer of financial products, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer or sale would be unlawful. No action has been or will be taken to permit a public offering of the notes in any jurisdiction, including Italy.

This press release is not an offer of securities for sale or an offer of financial products in the United States or any other jurisdiction, including Italy. The securities of the Issuer may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the Securities Act)) unless registered under the Securities Act or pursuant to an exemption from such registration. Any offer of securities will be made by means of a prospectus that will contain detailed information about, inter alia, the Issuer and its management.

Not for distribution in the United States

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

GRUPPO CAMPARI

Davide Campari-Milano S.p.A. debutta con successo sull'Euromercato con un'emissione obbligazionaria senza *rating* da € 350 milioni

- **Il prestito obbligazionario, del valore nozionale di € 350 milioni, ha una durata di 7 anni e paga una cedola annua fissa del 5,375%. Il prezzo di emissione è 99,431%, corrispondente a un rendimento lordo dell'obbligazione del 5,475%**
- **Il prestito obbligazionario, che rappresenta la prima emissione di Campari sul mercato Eurobond, ha raccolto adesioni pari a un controvalore superiore a € 2,7 miliardi, 9 volte superiori all'ammontare inizialmente richiesto**
- **La risposta del mercato è stata molto positiva tra gli investitori istituzionali sia in Italia che all'estero**

Milano, 8 ottobre 2009 - Facendo seguito al comunicato stampa del 1 ottobre 2009 Davide Campari-Milano S.p.A. ha oggi **completato con successo la sua prima emissione sul mercato pubblico dei capitali in Euro**, con un prestito obbligazionario senza *rating* di durata pari a 7 anni. L'offerta, rivolta ai soli **investitori istituzionali**, è di **importo nominale pari a € 350 milioni e paga una cedola annua fissa del 5,375%**; il **prezzo di emissione è pari al 99,431%** e il **rendimento lordo dell'obbligazione è pari a 5,475%.** Il prestito obbligazionario **scade il 14 ottobre 2016** ed è caratterizzato da tagli di € 50.000 e multipli di € 1.000 fino a € 99.000. Sarà fatta domanda per la quotazione delle obbligazioni sul listino ufficiale della Borsa del Lussemburgo e scambio nel relativo mercato regolamentato. Si prevede che il regolamento delle obbligazioni avvenga il 14 ottobre 2009.

Bob Kunze-Concewitz, ***Chief Executive Officer***: "***La transazione è stata di grande successo sia in Italia che all'estero. L'offerta ha raccolto un forte interesse da parte degli investitori, riflettendo l'indiscussa riconoscibilità del marchio a livello globale e la forte credibilità del Gruppo Campari nei mercati dei capitali.***"

La raccolta degli ordini è stata chiusa dopo avere raggiunto **adesioni per € 2,7 miliardi**, che corrispondono a **9 volte l'offerta.** A seguito della forte domanda pervenuta, l'**offerta iniziale** di € 300 milioni è stata **incrementata a € 350 milioni.**

In termini di distribuzione geografica, la transazione ha attratto una **base molto diversificata di investitori istituzionali europei di qualità elevata**. La maggior parte delle obbligazioni sono state allocate presso investitori in **Italia, Regno Unito, Francia, Germania e Svizzera.**

I **proventi dell'emissione** verranno utilizzati dall'emittente per il **rifinanziamento del debito esistente** e per l'**attività aziendale in generale**.

Banca IMI, BNP Paribas e Calyon agiscono in qualità di *joint lead manager* e di *bookrunner* per l'offerta delle Obbligazioni.

Le Obbligazioni saranno offerte e vendute solamente al di fuori degli Stati Uniti a investitori che non siano definiti "US persons" secondo il Regulation S, e non sono stato né saranno registrate secondo lo U.S. Securities Act del 1933, come successivamente modificato (il "Securities Act"), o secondo altre leggi rilevanti. Le Obbligazioni non potranno essere offerte o vendute negli Stati Uniti senza opportuna registrazione o nei casi in cui si siano verificate le condizioni di esenzione dagli obblighi di registrazione. Questo comunicato non rappresenta un'offerta di vendita né una sollecitazione all'investimento di prodotti finanziari. Le Obbligazioni, inoltre, non potranno essere vendute in qualsiasi Stato o giurisdizione in cui tale offerta o vendita sarebbe considerata illegale. Nessuna azione è stata né sarà intrapresa al fine di permettere un'offerta pubblica delle Obbligazioni in qualsiasi giurisdizione, inclusa l'Italia.

Questo comunicato non è un offerta di vendita o una sollecitazione all'investimento in prodotti finanziari negli Stati Uniti o in qualsiasi giurisdizione, inclusa l'Italia. Le Obbligazioni non potranno essere offerte o vendute negli Stati Uniti o per conto o a beneficio di persone residenti negli Stati Uniti (U.S. persons così come definite nella Regulation S del Securities Act) a meno che siano state registrate ai sensi del Securities Act del 1933 o siano state esentate da tale registrazione. Qualsiasi offerta pubblica di questi titoli sarà effettuata in base ad un prospetto che conterrà informazioni dettagliate su, inter alia, l'Emittente e il suo management.

L'offerta delle Obbligazioni non è stata autorizzata dalla Commissione Nazionale per le Società e la Borsa (CONSOB) ai sensi della legislazione mobiliare italiana. Conseguentemente le Obbligazioni non sono e non saranno offerte, vendute o distribuite al pubblico nel territorio della Repubblica Italiana tranne che nei casi in cui si siano verificate le condizioni per l'esenzione dall'obbligo di pubblicazione di un prospetto informativo ai sensi delle leggi e dei regolamenti applicabili e le Obbligazioni saranno offerte, vendute o distribuite al pubblico solamente in conformità alle leggi e ai regolamenti applicabili

Questo comunicato è diretto solo (i) a soggetti al di fuori del Regno Unito; (ii) a investitori professionali per come definiti nell'articolo 19(5) del Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 ("Order"), come modificato o (iii) a soggetti rientranti nella definizione dell'articolo 49, secondo comma lettere dalla a) alla d) ("high net worth individuals, unincorporated associations, etc.") del Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, come modificato (collettivamente le "persone rilevanti"). Questo comunicato stampa non deve essere considerato né sul medesimo deve essere fatto affidamento da parte di soggetti diversi dalle persone rilevanti. Ogni forma di investimento in merito alla quale il presente comunicato fa riferimento è riservata alle persone rilevanti solamente e può essere effettuata solamente dalle persone rilevanti.

Stabilisation/FSA

Da non distribuire negli Stati Uniti d'America

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

PER ULTERIORI INFORMAZIONI:

Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Alex Balestra
Tel.: +39 02 6225 364
Email: alex.balestra@campari.com

Julian Rea, CitySavvy
Tel.: +44 7825 66 3000
Email : Julian@citysavvy.com

Jana Sanchez, CitySavvy
Tel. : +44 7985 917 060
+31 6 422 98 144
Email: jana@citysavvy.com

GRUPPO CAMPARI

Davide Campari-Milano S.p.A. successfully placed an inaugural € 350 million unrated bond issue on the Euro market

- **The bond issue, for a notional amount of € 350 million, has a 7 year maturity and pays a fixed annual coupon of 5.375%.The issue price is 99.431%, corresponding to an effective gross yield to maturity of 5.475%**
- **The bond, Campari's inaugural issue on the Eurobond market, raised total orders in excess of € 2.7 billion and was 9 times over-subscribed**
- **Market response was very positive among institutional investors, both in Italy and the international markets**

Milan, 8 October 2009 - Following its announcement dated 1 October 2009, **Campari today successfully completed the placement of an unrated seven-year Eurobond issue** targeted to **institutional investors**. The offering is of **€ 350 million** in principal amount **and pays a fixed annual coupon of 5.375%**; the **issue price is 99.431% corresponding to an effective gross yield to maturity is 5.475%.** The notes are **due on 14 October 2016** and will be issued with denominations of € 50,000 and integral multiples of € 1,000 up to and including € 99,000. Application will be made for the notes to be admitted for trading on the regulated market of the Luxembourg Stock Exchange. The subscription settlement is expected on 14 October 2009.

Bob Kunze-Concewitz, Chief Executive Officer: ***"The transaction has been very successful both in Italy and the international markets. The bond issue was very well received by investors, reflecting Gruppo Campari's excellent global brand recognition and reputation in the capital markets."***

The orderbook was closed after raising a **total demand of € 2.7 billion**, corresponding to an **over-subscription of 9 times the offer**. As a result, the **offer** was increased to € 350 million from the originally planned € 300 million.

With regard to distribution, Gruppo Campari's transaction attracted a **geographically well diversified base of European high quality investors**. The bonds were allocated to investors mostly based in **Italy, United Kingdom, France, Germany and Switzerland.**

The **proceeds of the issue** of the notes will be used by the issuer for **debt refinancing** and **general corporate purposes.**

Banca IMI, BNP Paribas and Calyon are acting as joint lead managers and bookrunners for the offer of the Notes.

The Notes will only be offered and sold outside the United States to institutional investors that are non-U.S. persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the Securities Act), or any other securities laws. The Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or an offer of financial products, nor shall there be any sale of these Notes in any state or jurisdiction in which such an offer or sale would be unlawful. No action has been or will be taken to permit a public offering of the notes in any jurisdiction.

This press release is not an offer of securities for sale or an offer of financial products in the United States or any other jurisdiction. The securities of the Issuer may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. Any offer of securities will be made by means of a prospectus that will contain detailed information about, inter alia, the Issuer and its management.

The offering of the Notes has not been cleared by the Commissione Nazionale per le Societá e la Borsa (CONSOB), pursuant to Italian securities legislation. Accordingly, the Notes have not been and will not be offered, sold or delivered in Italy in a public offering ("offerta al pubblico") except in circumstances which are exempted from the rules on public offerings pursuant to applicable laws and regulations, and the Notes may only be offered, sold or delivered in Italy in compliance with all applicable laws and regulations.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or (ii) at persons falling within Article 49(2) (a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as "relevant persons"). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

Stabilisation/FSA

Not for distribution in the United States

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

FOR FURTHER INFORMATION:

Investor enquiries:

www.camparigroup.com

Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel.: +39 02 6225 364
Email: alex.balestra@campari.com

Media enquiries:

Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Julian Rea, CitySavvy
Tel.: +44 7825 66 3000
Email : Julian@citysavvy.com

Jana Sanchez, CitySavvy
Tel. : +44 7985 917 060
+31 6 422 98 144
Email: jana@citysavvy.com